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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K
SPECIAL REPORT PURSUANT TO RULE 15(d)-2

Contains only Financial Statements for the Fiscal Year Ended December 31, 2003

COMMISSION FILE NUMBER: 333-110531

NORCROSS SAFETY PRODUCTS L.L.C.
NORCROSS CAPITAL CORP.
(Exact name of registrant as specified in its charter)

Delaware	61-1283304
Delaware	55-0842853
(State of incorporation)	(I.R.S. Employer Identification No.)
2211 York Road, Suite 215	(630) 572-5715
Oak Brook, Illinois 60523	(Registrant's Telephone Number,
(Address of Principal Executive Offices,	Including Area Code)
including Zip Code)

Securities Registered Pursuant to Section 12(b) of the Act:
None.

Securities Registered Pursuant to Section 12(g) of the Act:
None.

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that it was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☐    No☒

        Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.    ☒

        Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

        State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. All equity of Norcross Safety Products L.L.C. is held by a holding company. Norcross Capital Corp. is a wholly-owned subsidiary of Norcross Safety Products L.L.C.

DOCUMENTS INCORPORATED BY REFERENCE
None.

        This Special Report is filed under cover of the facing sheet of Form 10-K in accordance with Rule 15(d)-2 of the Securities Exchange Act of 1934 and contains only the financial statements for the fiscal year ended December 31, 2003 and information concerning our conclusions about the effectiveness of our disclosure controls and procedures based on our evaluation as of the evaluation date and any significant changes in internal controls subsequent to the date of the evaluation.

Controls and Procedures.

        Our President (the principal executive officer), Robert A. Peterson, and our Chief Financial Officer (the principal financial officer), David F. Myers, Jr., have concluded, based upon their evaluation as of the end of the period covered by this report, that our disclosure controls and procedures are effective in ensuring that material information related to the Company and its consolidated subsidiaries is made known to them by others within the Company.

        There have been no changes in our internal control over financial reporting during the period covered by this report that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

TABLE OF CONTENTS

Management's Discussion and Analysis of Financial Condition and Results of Operations	1
Report of Independent Auditors	F-2
Financial Statements
Consolidated Balance Sheets	F-3
Consoidated Statements of Operations	F-4
Consolidated Statements of Changes in Member's Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Confidential Financial Statements	F-7
EX-31.1, EX-31.2 Certifications Pursuant to 18 USC Sec. 1350

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with our financial statements and related notes. Some of the statements set forth below include forward-looking statements that involve risks and uncertainties.

Overview

        We are a leading designer, manufacturer and marketer of branded products in the fragmented personal protection equipment industry. We manufacture and market a full line of personal protection equipment for workers in the general industrial, fire service and utility/high voltage industries. We sell our products under trusted, long-standing and well-recognized brand names, including North, Morning Pride, Ranger, Servus, Pro-Warrington and Salisbury. Our broad product offering includes, among other things, respiratory protection, protective footwear, hand protection, bunker gear and linemen equipment.

        We classify our diverse product offerings into three primary operating segments:

  General Industrial.    We offer a diverse portfolio of leading products for a wide variety of industries, including manufacturing, agriculture, automotive, food processing and pharmaceutical industries and the military, under the North, Ranger and Servus brand names. Our product offering is one of the broadest in the personal protection equipment industry and includes respiratory protection, protective footwear, hand protection, eye, head and face protection, first aid, hearing protection and fall protection. We sell our general industrial products primarily through industrial distributors.

  Fire Service.    We manufacture and market one of the broadest lines of personal protection equipment for the fire service segment, offering firefighters head-to-toe protection. Our products include bunker gear, fireboots, helmets, gloves and other accessories. We market our products under our Total Fire Group umbrella, using the brand names of Morning Pride, Ranger, Servus and Pro-Warrington. We are the vendor of choice for many of the largest fire departments in North America, including those of New York City, Chicago and Toronto. We sell our fire service products primarily through specialized fire service distributors.

  Utility/High Voltage.    We manufacture and market one of the broadest lines of personal protection equipment for the utility/high voltage service segment under the Salisbury and Servus brands. Our products, including linemen equipment, gloves, sleeves and footwear, are designed to protect workers from up to 40,000 volts of electricity. All of our products either meet or exceed the applicable standards of ANSI and ASTM. We distribute our utility/high voltage products through specialized distributors and direct to utilities and electrical contractors.

Acquisition History

        We have made three acquisitions since January 1, 2001. As a result, comparability of periods has been affected by these acquisitions.

        In January 2002, we acquired the assets of The Muck Boot Company ("Muck Boot") for $3.3 million, comprised of $1.3 million of cash and a $2.0 million subordinated seller note. We are also obligated to make royalty payments to the sellers of Muck Boot until December 31, 2006 based upon the achievement of specified net sales targets. These payments amount to 3.5% to 7% of net sales. We made royalty payments of $0.2 million and $0.6 million for the years ended December 31, 2002 and 2003, respectively.

        In December 2002, we acquired the stock of Arbin Veiligheid B.V. ("Arbin") for €6.3 million, comprised of €3.8 million of cash and €2.5 million of senior and subordinated seller notes. In addition, we are also obligated to make royalty payments to the sellers of Arbin until December 31, 2008 in amounts ranging from 3% to 8% of net sales achieved by Arbin in excess of €5.3 million per year. We made royalty payments of $0.1 million for the year ended December 31, 2003.

        In July 2003, we acquired the stock of Kächele-Cama Latex GmbH ("KCL") for $20.1 million, including the assumption of $0.2 million of KCL's net indebtedness and acquisition costs of $1.1 million. The sellers of KCL will also be eligible to receive royalty payments of up to €0.2 million per year over the next three years based upon the achievement of certain cumulative net sales targets. The net sales targets for the year ended December 31, 2003 were not achieved, however, the €0.2 million payment could be funded in 2004 or 2005 if cumulative net sales targets are achieved.

Restructuring Plans

        We formulated and implemented restructuring plans in 2001 and 2002 to further integrate acquisitions, consolidate operating activities and improve manufacturing operations. For the years ended December 31, 2001 and 2002 we incurred restructuring and merger related charges of $1.7 million and $9.3 million, respectively. The majority of the restructuring and merger-related charges were incurred in the general industrial segment.

        In 2001, we implemented and completed a restructuring plan to further integrate our existing North American sales and marketing functions with Arkon's by eliminating 36 sales and administrative personnel. In connection with the plan, we incurred restructuring and merger-related charges of $1.7 million, comprised of $1.2 million of severance costs and $0.5 million for facility closure and other exit costs. The restructuring plan was completed in 2001. As of December 31, 2003, the Company is not expecting additional charges to earnings related to the restructuring. Total future cash payments related to the restructuring are estimated at $0.1 million.

        During 2002, we initiated a restructuring plan to exit the medical products business located in Cranston, Rhode Island and close certain hand protection product plants located in Tijuana, Mexico, Tallmadge, Ohio and Charleston, South Carolina and move production to China. We decided to exit the medical products business at that time, because our medical products business primarily served one customer, who decided to manufacture the product in-house. We closed our hand protection plant to increase profitability of certain low margin product lines. We incurred restructuring and merger-related charges associated with the plan of $9.3 million, comprised of a $6.3 million non-cash expense relating to accelerated depreciation charges on long-lived assets to be abandoned; $1.3 million in severance costs; $1.7 million in facility closure and other exit costs. The exit of the medical products business was completed in 2002. The shut-down of the Tallmadge, Ohio facility was completed in 2003 and we expect to successfully complete the closure of the Charleston, South Carolina and Tijuana, Mexico plants in early 2004. As of December 31, 2003, the Company is not expecting additional charges to earnings related to the restructuring. Total future cash payments related to the restructuring are estimated at $1.3 million.

Critical Accounting Policies

        Certain of our accounting policies as discussed below require the application of significant judgment by management in selecting the appropriate estimates and assumptions for calculating amounts to record in our financial statements. Actual results could differ from those estimates and assumptions, impacting our reported results of operations and financial position. However, we do not believe the differences between the actual amounts and our estimates will be material to our financial statements. Our significant accounting policies are more fully described in the notes to our audited financial statements included elsewhere in this prospectus. Certain accounting policies, however, are considered to be critical in that they are most important to the depiction of our financial condition and results of operations and their application requires management's most subjective judgment in making estimates about the effect of matters that are inherently uncertain.

        Allowance for Doubtful Accounts.    We evaluate the collectibility of our trade receivables based on a combination of factors. We regularly analyze our significant customer accounts and, when we become aware of a specific customer's inability to meet its financial obligations to us, we record a specific reserve for bad debts to reduce the related receivable to the amount we reasonably believe is collectible. We also record allowances for all other customers based on a variety of factors including the length of time the receivables are past due, the financial health of the customer, macroeconomic considerations and historical experience. Historically, our allowance for doubtful accounts has been adequate to cover our bad debts. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted. However, due to our diverse customer base and lack of credit concentration, we do not believe our estimates would be materially impacted by changes in our assumptions.

        Inventory.    We perform a detailed assessment of inventory which includes a review of, among other factors, demand requirements, product life cycle and development plans, component cost trends, product pricing and quality issues. Based on this analysis, we record adjustments to inventory for excess, obsolescence or impairment when appropriate to reflect inventory at net realizable value. Historically, our inventory reserves have been adequate to reflect our inventory at net realizable values. Revisions to our inventory adjustments may be required if actual demand, component costs or product life cycles differ from our estimates. However, due to our diverse product lines and end user markets, we do not believe our estimates would be materially impacted by changes in our assumptions.

        Goodwill and Other Intangibles.    Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market value of the assets purchased and liabilities assumed. We have accounted for our acquisitions using the purchase method of accounting.

        Goodwill was being amortized on a straight-line basis over the estimated remaining economic life, ranging from 15 to 20 years through December 31, 2001. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which became effective for us on January 1, 2002. This Statement affects our treatment of goodwill and other intangible assets. The Statement requires that goodwill existing at the date of adoption be reviewed for possible impairment and that impairment tests be periodically repeated, with impaired assets written down to fair value. Additionally, existing goodwill and intangible assets must be assessed and classified within the statement's criteria. Intangible assets with finite useful lives will continue to be amortized over those periods. Amortization of goodwill and intangible assets with indeterminable lives will cease.

        We completed the first step of the transitional goodwill impairment test based on the amount of goodwill as of the beginning of fiscal year 2002, as required by SFAS No. 142. We determined the fair value of each of the reporting units by benchmarking trading and acquisition multiples of comparable personal protection equipment companies. This analysis is based upon comparable companies as determined by management and data from sources of publicly available information available at the time of preparation. In making these projections, we considered the markets it was addressing, the competitive environment and its advantages. In addition, we performed a macro assessment of the overall likelihood that we would achieve the multiple selected for valuation and performed sensitivity analysis under different multiple assumptions. Based on the results of the first step of the transitional goodwill impairment test, we determined that the fair value of each of the reporting units exceeded their carrying amounts and, therefore, no goodwill impairment existed as of January 1, 2002. As a result, the second step of the transitional goodwill impairment test was not required to be completed.

We performed a goodwill impairment test on the amount of goodwill during the fiscal fourth quarter 2002 and 2003, as required by SFAS No. 142 on an annual basis. Based on the results of the first step of the annual goodwill impairment test, we determined that the fair value of each of the reporting units exceeded their carrying amounts and, therefore, no goodwill impairment existed. As a result, the second step of the annual goodwill impairment test was not required to be completed. We will continue to perform a goodwill impairment test on an annual basis and on an interim basis, if certain conditions exist. Factors we consider important which could result in changes to our estimates include underperformance relative to historical or projected future operating results and declines in acquisition and trading multiples. Due to our diverse end user base, brand name recognition and non-discretionary product demand, we do not believe our future operating results will vary significantly relative to our historical and projected future operating results. Additionally, we do not believe a decline in acquisition and trading multiples will affect the results of our impairment test as we use the lower end of the range of multiples when performing our impairment testing.

        Long-Lived Assets.    We evaluate our long-lived assets on an ongoing basis. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated by the asset. If the asset is determined to be impaired, the impairment recognized is measured by the amount by which the carrying value of the asset exceeds its fair value. Our estimates of future cash flows could be impacted if we underperform relative to historical or projected future operating results. However, due to our diverse product lines and end user markets, we do not believe our estimates would be materially impacted by changes in our assumptions.

        Other Contingencies.    In the ordinary course of business, we are involved in legal proceedings involving contractual and employment relationships, product liability claims, trademark rights and a variety of other matters. We record contingent liabilities resulting from claims against us when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. We disclose contingent liabilities when there is a reasonable possibility that the ultimate loss will exceed the recorded liability. Estimating probable losses requires analysis of multiple factors, in some cases including judgments about the potential actions of third party claimants and courts. Therefore, actual losses in any future period are inherently uncertain. Currently, we do not believe that any of our pending legal proceedings or claims will have a material impact on our financial position or results of operations. However, if actual or estimated probable future losses exceed our recorded liability for such claims, we would record additional charges as other expense during the period in which the actual loss or change in estimate occurred.

Results of Operations

        The following tables set forth our results of operations in dollars and as a percentage of net sales for the fiscal years ended December 31, 2001, 2002 and 2003. The data for each of the three years in the period ended December 31, 2003 have been derived from our audited historical consolidated financial statements.

	Year Ended December 31
	2001	2002	2003
Net sales:
General industrial	$228,752	$223,727	$258,969
Fire service	46,761	58,342	70,335
Utility/high voltage	42,437	41,440	43,220

Total net sales	317,950	323,509	372,524
Cost of goods sold	205,278	206,167	241,005

Gross profit	112,672	117,342	131,519
Operating expenses	86,368	90,902	90,667

Income from operations:
General industrial	11,668	8,995	22,306
Fire service	6,408	10,532	13,248
Utility/high voltage	11,440	10,424	9,078
Corporate	(3,212)	(3,511)	(3,780)

Total income from operations	26,304	26,440	40,852
Other expense (income):
Interest expense	27,611	23,292	33,372
Interest income	(318)	(122)	(117)
Other, net	366	(329)	(1,002)

(Loss) income before income taxes and minority interest	(1,355)	3,599	8,599
Income tax expense	2,301	7,795	1,685
Minority interest	435	—	(3)

Net (loss) income	$(4,091)	$(4,196)	$6,917

	Year Ended December 31
	2001	2002	2003
Net sales:
General industrial	71.9%	69.2%	69.5%
Fire service	14.7%	18.0%	18.9%
Utility/high voltage	13.4%	12.8%	11.6%

Total net sales	100.0%	100.0%	100.0%
Cost of goods sold	64.6%	63.7%	64.7%

Gross profit	35.4%	36.3%	35.3%
Operating expenses	27.1%	28.1%	24.3%

Income from operations:
General industrial	3.7%	2.8%	6.0%
Fire service	2.0%	3.3%	3.6%
Utility/high voltage	3.6%	3.2%	2.4%
Corporate	(1.0)%	(1.1)%	(1.0)%

Total income from operations	8.3%	8.2%	11.0%
Other expense (income):
Interest expense	8.7%	7.2%	9.0%
Interest income	(0.1)%	0.0%	0.0%
Other, net	0.1%	0.0%	(0.3)%

(Loss) income before income taxes and minority interest	(0.4)%	1.0%	2.3%
Income tax expense	0.7%	2.3%	0.4%
Minority interest	0.2%	—	0.0%

Net (loss) income	(1.3)%	(1.3)%	1.9%

Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002

        Net sales.    Net sales increased by $49.0 million, or 15.2%, from $323.5 million in 2002 to $372.5 million in 2003. The increase was primarily attributable to increases in net sales of our general industrial and fire service products. In our general industrial segment, net sales increased by $35.3 million, or 15.8%, from $223.7 million in 2002 to $259.0 million in 2003. This increase was primarily due to: increases in government footwear and hand protection contract shipments of $9.8 million, reflecting higher government orders; favorable Canadian and European exchange rates, which had an impact of $10.6 million; and the impact of the acquisitions of Arbin in December 2002 and KCL in July 2003, which contributed incremental net sales of $6.7 and $10.9 million, respectively. These increases were partially offset by a $5.1 million decline in net sales from our medical products business, which was closed at the end of 2002. In our fire service segment, net sales increased by $12.0 million, or 20.6%, from $58.3 million in 2002 to $70.3 million in 2003, reflecting strong market demand in part due to comprehensive marketing efforts. In our utility/high voltage segment, net sales increased by $1.8 million, or 4.3%, from $41.4 million in 2002 to $43.2 million in 2003 primarily driven by new product introductions of $0.9 million.

        Gross profit.    Gross profit increased by $14.2 million, or 12.1%, from $117.3 million in 2002 to $131.5 million in 2003, primarily due to the $49.0 million, or 15.2%, increase in net sales. Our gross profit margin of 35.3% in 2003 was lower than the 36.3% gross profit margin in 2002. In our general industrial segment, gross profit increased by $10.6 million, or 13.0%, from $81.6 million in 2002 to $92.2 million in 2003. This increase was primarily due to the impact of the acquisitions of Arbin and KCL, which contributed a combined $6.5 million of incremental gross profit, favorable Canadian and European exchange rates which had an impact of $3.7 million, and other increases in net sales, particularly the increase in government contract shipments. Partially offsetting these increases were incremental pension expense of $1.1 million, charges for obsolete inventory of $1.1 million, and an increase in the LIFO provision of $0.8 million. In our fire service segment, gross profit increased by $4.2 million, or 23.0%, from $18.3 million in 2002 to $22.5 million in 2003, primarily due to the $12.0 million, or 20.6% increase in net sales and additional fixed cost absorption from the increase in net sales volume. In our utility/high voltage segment, gross profit decreased by $0.7 million, or 3.7%, from $17.5 million in 2002 to $16.8 million in 2003, primarily due to higher overall manufacturing costs and incremental pension expense of $0.4 million.

        Operating expenses.    Operating expenses decreased by $0.2 million, or 0.3%, from $90.9 million in 2002 to $90.7 million in 2003. In our general industrial segment, operating expenses decreased by $2.7 million, or 3.7%, from $72.6 million in 2002 to $69.9 million in 2003. Operating expenses in 2002 included a $2.8 million non-cash charge related to the impairment of our Zimbabwe subsidiary and restructuring and merger-related charges of $9.3 million. Excluding these charges, operating expenses increased $9.4 million due to: incremental Arbin and KCL operating expenses of $4.4 million; favorable Canadian and European exchange rates, which had an impact of $2.8 million and higher administrative payroll and selling expenses. In addition, included in operating expenses in the general industrial segment were amortization of intangibles of $3.2 million in 2002 and $2.6 million in 2003. In our fire service segment, operating expenses increased $1.5 million, or 19.2% from $7.7 million in 2002 to $9.2 million in 2003, primarily due to additional payroll and variable selling expenses associated with the $12.0 million, or 20.6%, increase in net sales. In our utility/high voltage segment, operating expenses increased by $0.7 million, or 9.9%, from $7.1 million in 2002 to $7.8 million in 2003, primarily due to higher general and administrative payroll expenses and increased selling costs. Our corporate expense increased $0.3 million, or 7.7%, primarily due to higher payroll and professional fee expenses.

        Income from operations.    Income from operations increased by $14.5 million, or 54.5%, from $26.4 million in 2002 to $40.9 million in 2003. The increase is primarily attributable to the increase in income from operations in our general industrial and fire service segments, which offset a decline in income from operations in our utility/high voltage segment. As a percentage of net sales, income from operations increased from 8.2% in 2002 to 11.0% in 2003. In our general industrial segment, income from operations increased by $13.3 million, or 148.0%, from $9.0 million in 2002 to $22.3 million in 2003, primarily due to: higher net sales of $35.3 million, or 15.8%, in 2003 and the $2.8 million non-cash Zimbabwe impairment charge and the $9.3 million of restructuring and merger-related charges incurred in 2002. In our fire service segment, income from operations increased by $2.7 million, or 25.8%, from $10.5 million in 2002 to $13.2 million in 2003, primarily due to the $12.0 million, or 20.6%, increase in net sales. In our utility/high voltage segment, income from operations decreased by $1.3 million, or 12.9%, from $10.4 million in 2002 to $9.1 million in 2003, primarily due to higher manufacturing expenses and incremental pension expense. Our corporate expenses increased $0.3 million, or 7.7%, primarily due to higher payroll and professional fee expenses. Included in income from operations in 2003 and 2002 were depreciation and amortization expenses of $12.7 million and $18.6 million, respectively. Of these amounts, $10.6 million, $0.3 million, $1.2 million and $0.6 million were attributable to the general industrial, fire service, utility/high voltage segments and corporate, respectively, in 2003 and $16.6 million, $0.3 million, $1.1 million and $0.6 million were attributable to these segments and corporate in 2002.

        Interest expense.    Interest expense increased by $10.1 million, or 43.3%, from $23.3 in 2002 to $33.4 million in 2003. Of this increase, $10.2 million is attributable to the $5.2 million write-off of deferred financing fees, the $2.1 million write-off of original issue discount and the $2.9 million prepayment penalty associated with the senior credit facility and senior subordinated debt financings. Interest expense incurred by NSP and the subsidiary guarantors totaled $23.1 million in 2002 and $33.1 million in 2003.

        Other, net.    Other, increased $0.7 million, from $0.3 million in 2002 to $1.0 million in 2003 primarily due to a $0.4 million gain on the sale of property, plant and equipment.

        Income tax expense.    Income tax expense decreased by $6.1 million, or 78.4%, from $7.8 million in 2002 to $1.7 million in 2003, primarily as a result of providing a valuation allowance of $5.7 million related to deferred tax assets in 2002 due to continued operating losses and the expected timing of the reversal of deferred tax assets related to certain U.S. subsidiaries which are subject to U.S. federal, state and local income taxes.

        Net (loss) income.    Net (loss) income increased by $11.1 million, or 264.9%, from $(4.2) million in 2002 to $6.9 million in 2003. This was the result of the reasons discussed above.

Year Ended December 31, 2002 as Compared to Year Ended December 31, 2001

        Net sales.    Net sales increased by $5.5 million, or 1.7%, from $318.0 million in 2001 to $323.5 million in 2002. The increase was attributable to an increase in net sales of our fire service products, offset by decreases in sales of our general industrial and utility/high voltage products. In our general industrial segment, net sales decreased by $5.1 million, or 2.2%, from $228.8 million in 2001 to $223.7 million in 2002. This decrease was due to the impairment of our Zimbabwe operation in 2002, which contributed $6.5 million to net sales in 2001, decreases of U.S. respiratory product sales of $5.6 million as a result of higher U.S. distributor inventory levels at the end of 2001 which were associated with high purchasing levels in connection with the September 11, 2001 terrorist attacks and lower purchases primarily from U.S. distributors of $5.5 million reflecting soft economic conditions. This decrease was partially offset by the impact of our acquisition of Muck Boot, which contributed incremental net sales of $5.9 million, and increases in government contract shipments of footwear and hand protection products of $6.6 million, reflecting additional government orders. In our fire service segment, net sales increased by $11.5 million, or 24.8%, from $46.8 million in 2001 to $58.3 million in 2002, primarily due to a general market increase in spending by fire departments, in part due to an increase in federal grant activity, and incremental shipments under our contract with the city of Toronto of $2.7 million. In our utility/high voltage segment, net sales decreased by $1.0 million, or 2.3%, from $42.4 million in 2001 to $41.4 million in 2002 primarily as a result of a demand decline in the telecommunications sector reflecting weak economic conditions.

        Gross profit.    Gross profit increased by $4.6 million, or 4.1%, from $112.7 million in 2001 to $117.3 million in 2002, primarily due to the $5.5 million, or 1.7%, increase in net sales. Our gross profit margin was 36.3% in 2002 as compared to 35.4% in 2001. In our general industrial segment, gross profit increased by $0.2 million, or 0.3%, from $81.4 million in 2001 to $81.6 million in 2002, primarily due to the $2.3 million loss of gross profit from our Zimbabwe operations as a result of the impairment, which was offset by an incremental Muck Boot contribution of $2.1 million and improved plant operating performance. In our fire service segment, gross profit increased by $4.9 million, or 36.8%, from $13.3 million in 2001 to $18.2 million in 2002, due to the $11.5 million or 24.8% increase in net sales and additional fixed cost absorption from the increase in net sales volume. In our utility/high voltage segment, gross profit decreased by $0.5 million, or 2.6%, from $18.0 million in 2001 to $17.5 million in 2002 as a result of the $1.0 million, or 2.3%, decrease in net sales.

        Operating expenses.    Operating expenses increased by $4.5 million, or 5.2%, from $86.4 million in 2001 to $90.9 million in 2002. In our general industrial segment, operating expenses increased by $2.9 million, or 4.2%, from $69.7 million in 2001 to $72.6 million in 2002, primarily due to the $2.8 million non-cash charge related to the write-off of our Zimbabwe subsidiary. In addition, included in 2002 operating expenses was $9.3 million of restructuring and merger-related charges and $3.2 million related to amortization of intangibles. Included in 2001 operating expenses was $1.7 million of restructuring and merger-related charges and $10.3 million related to amortization of goodwill and intangibles. The combined increase of $0.5 million related to restructuring and merger-related charges and the amortization of goodwill and intangibles was offset by lower payroll costs associated with the headcount reductions completed as part of the 2001 restructuring plan. In our fire service segment, operating expenses increased $0.8 million, or 11.4%, from $7.0 million in 2001 to $7.8 million in 2002. The increase relates to $1.4 million of additional payroll and variable selling expenses associated with the $11.5 million, or 24.8%, increase in net sales, which was partially offset by a $0.6 million reduction related to the elimination of goodwill amortization in 2002. In our utility/high voltage segment, operating expenses increased by $0.5 million, or 8.3%, from $6.5 million in 2001 to $7.0 million in 2002, primarily due to higher payroll and other administrative cost increases. Our corporate overhead expenses increased $0.3 million, or 9.3%, primarily due to increased payroll costs.

        Income from operations.    Income from operations increased by $0.1 million, or 0.5%, from $26.3 million in 2001 to $26.4 million in 2002. As a percentage of net sales, income from operations decreased from 8.3% in 2001 to 8.2% in 2002. In our general industrial segment, income from operations decreased by $2.7 million, or 22.9%, from $11.7 million in 2001 to $9.0 million in 2002, primarily due to the impairment of our Zimbabwe operation as discussed above. In our fire service segment, income from operations increased by $4.1 million, or 64.4%, from $6.4 million in 2001 to $10.5 million in 2002 due to additional net sales of $11.5 million and margin improvements from higher production levels. In our utility/high voltage segment, income from operations decreased by $1.0 million, or 8.9%, from $11.4 million in 2001 to $10.4 million in 2002 as a result of lower sales volumes of $1.0 million in 2002 and higher operating expenses. Our corporate overhead increased by $0.3 million, or 9.3% from $3.2 million in 2001 to $3.5 million in 2002.

        Included in total income from operations for 2002 and 2001 were depreciation and amortization expenses of $18.6 million and $19.8 million, respectively. Of these amounts, $16.6 million, $0.3 million, $1.1 million and $0.6 million were attributable to the general industrial, fire service and utility/high voltage segments and corporate overhead, respectively, in 2002 and $17.5 million, $0.9 million, $0.9 million and $0.5 million were attributable to these segments and corporate overhead in 2001. Also included in total income from operations for 2002 and 2001 were restructuring and merger-related charges relating to the general industrial segment of $9.3 million and $1.7 million, respectively.

        Interest expense.    Interest expense decreased by $4.3 million, or 15.6%, from $27.6 million in 2001 to $23.3 million in 2002 as a result of lower debt balances and interest rates. Interest expense incurred by NSP and the subsidiary guarantors totaled $27.0 million in 2001 and $23.1 million in 2002.

        Interest income.    Interest income decreased by $0.2 million, or 61.6%, from $0.3 million in 2001 to $0.1 million in 2002 as a result of the impairment of our Zimbabwe operation in 2002.

        Other, net.    Other, net decreased by $0.7 million from $0.4 million in 2001 to $(0.3) million in 2002, primarily related to increases in unrealized foreign exchange gains.

        Income tax expense.    Income tax expense increased by $5.5 million from $2.3 million in 2001 to $7.8 million in 2002, primarily as the result of providing a valuation allowance of $5.7 million related to deferred tax assets in 2002 due to continued operating losses and the expected timing of the reversal of deferred tax assets related to certain U.S. subsidiaries which are subject to U.S. federal, state and local income taxes.

        Minority interest.    Minority interest decreased by $0.4 million in 2002 as compared to 2001 due to the impairment of our Zimbabwe operation in 2002.

        Net loss.    Net loss increased by $0.1 million, or 2.6%, from $4.1 million in 2001 to $4.2 million in 2002. The slight increase in net loss was a result of the reasons discussed above. The combined net loss of NSP and the subsidiary guarantors of $8.9 million in 2002 and $7.9 million in 2001 was primarily attributable to the interest expense discussed above.

Liquidity and Capital Resources

        We have historically used internal cash flow from operations, commercial borrowings on our lines of credit, seller notes, investments from our equityholders and capital markets transactions to fund our operations, acquisitions, capital expenditures and working capital requirements. In 2003 and 2002, cash provided by operating activities was $22.7 million and $24.0 million, respectively. The $1.3 million decrease was primarily attributable to higher inventory levels of $12.1 million in part due to pending government contract shipments, the higher net sales volume and higher Canadian and European exchange rates. The higher inventory level was partially offset by an $11.1 million increase in net (loss) income from $(4.2) million in 2002 to $6.9 million in 2003.

        For the years ended December 31, 2002 and 2001, cash provided by operating activities was $24.0 million and $21.4 million, respectively. This represents an increase of $2.6 million. Included in net loss in the year ended December 31, 2002 were non-cash charges of $8.4 million, comprised of $6.3 million in accelerated depreciation on long-lived assets to be abandoned and a $2.1 million impairment charge relating to our investment in Zimbabwe. The $5.7 million increase in deferred income taxes was due to fully reserving for the net deferred tax asset during 2002. The $4.1 million increase in accounts receivable and $1.2 million increase in inventory levels due to the higher net sales volume for the year ended December 31, 2002 were partially offset by an increase in accrued expenses of $5.9 million, which was in part due to an increase in restructuring charges that were incurred in 2002 but were to be funded in later years. For the year ended December 31, 2001 the $5.8 million decrease in accounts receivable due to collection timing was partially offset by lower accrued expenses due to restructuring payments.

        Historically, our principal uses of cash have been capital expenditures, acquisitions and working capital. During 2003, we acquired KCL for $17.9 million and funded cash to NSP Holdings L.L.C. of $9.1 million used primarily to purchase warrants and preferred units from certain members of management associated with the senior subordinated debt financing. During 2002, we acquired The Muck Boot Company for $3.3 million, Arbin for $7.1 million, and funded cash to NSP Holdings L.L.C. of $1.4 million. For the years ended December 31, 2001, 2002, and 2003, our capital expenditures were $6.9 million, $7.2 million, and $7.4 million, respectively.

        As of December 31, 2003, we had working capital of $105.0 million and cash of $16.3 million. We maintain inventory levels sufficient to satisfy customer orders on demand, with generally a three month supply on hand. Bunker gear is an exception and is generally made to order. Our accounts receivable terms are generally 30 days, net.

        In 2003, net cash provided by financing activities was $21.5 million, representing payments of deferred financing fees of $13.7 million, retirement of our previous senior credit facility, junior subordinated notes and senior subordinated notes and other debt payments of $251.3 million, offset by borrowings under our senior credit facility, junior subordinated notes, the New Senior Subordinated Notes and other borrowings of $286.5 million.

        In 2002, net cash used for financing activities was $6.1 million, including debt repayments under our prior revolving credit facility of $11.4 million and repayment of $2.3 million of senior and subordinated debt obligations, offset by $4.6 million borrowed to fund the Muck Boot and Arbin acquisitions in the form of senior and subordinated seller notes and $3.0 million of net proceeds from equity capital contributions used to fund the Arbin acquisition. In 2001, net cash used by financing activities was $12.9 million, including debt repayment under our prior revolving credit facility of $8.0 million, repayment of $4.2 million of senior and subordinated debt obligations and deferred financing fees of $0.7 million.

        On March 21, 2003, we entered into a senior credit facility which provides for aggregate borrowings by us of $160.0 million and C$10.0 million, consisting of (1) a $30.0 million U.S. revolving credit facility; (2) a C$10.0 million Canadian revolving credit facility; and (3) a $130.0 million term loan. As of December 31, 2003, there was approximately $99.0 million of outstanding indebtedness under the senior credit facility and approximately $36.2 million of available borrowings under the revolving facilities. We used the proceeds of our senior credit facility to refinance our existing senior credit facility and for general corporate purposes, including working capital, refinancings, acquisitions, investments and capital expenditures. We used $30.0 million of the net proceeds of our 9.875% Senior Subordinated Notes due 2011 ("New Senior Subordinated Notes") to repay a portion of the term loan.

        As of December 31, 2003, borrowings under the senior credit facility bore interest at a weighted average rate of 4.93%. Prior to March 20, 2008, we may borrow, repay and reborrow under the revolving facilities without payment of penalty or premium. The term loan is payable in quarterly installments totaling $1.3 million per annum, with the remainder due on March 20, 2009. All of the domestic borrowers' obligations under the senior credit facility are secured by a pledge of all our equity securities and the equity securities of our direct and indirect domestic subsidiaries, substantially all of our tangible and intangible assets and 65% of the equity securities of, or equity interest in, each of our foreign subsidiaries. All of the obligations under the senior credit facility are guaranteed by all of our present and future domestic subsidiaries, and all of the Canadian borrower's obligations under the senior credit facility are guaranteed by all of our present and future Canadian subsidiaries.

        Our senior credit facility contains, and the indenture governing the notes contains, numerous restrictive covenants, including, among other things, covenants that limit our ability to incur indebtedness, use our assets as security in other transactions, make fundamental changes to our capital structure, dispose of assets, pay dividends, make capital expenditures, enter into transactions with affiliates and enter into sales and leaseback transactions. In addition, our senior credit facility requires us to meet specified financial ratios and tests.

        On August 13, 2003, the Company issued $152.5 million of 9.875% Senior Subordinated Notes due 2011 and received gross proceeds of $151.5 million. The proceeds were primarily used to: (i) repay principal and interest and repurchase warrants related to our previous senior subordinated notes, (ii) repay $30.0 million of principal related to the term loan, (iii) repay principal on the junior subordinated notes used to finance the KCL acquisition, (iv) purchase preferred units of NSP Holdings L.L.C. from certain members of management and (v) pay fees and expenses.

        In connection with the offering, we amended our senior credit facility to provide for the incurrence of the New Senior Subordinated Notes. The amendment also modified certain of the covenants under our senior credit facility.

        We acquired KCL on July 29, 2003 for $20.1 million, including the assumption of $0.2 million of KCL's net indebtedness and acquisition costs of $1.1 million. We financed this acquisition with cash on hand of $9.8 million, borrowings under our revolving credit facility of $5.0 million and the issuance of $5.1 million in junior subordinated notes, which notes were repaid with the proceeds of the New Senior Subordinated Notes offering.

        In January 2002, we acquired the assets of Muck Boot for $3.3 million. We financed the Muck Boot acquisition with $1.3 million of cash on hand and a $2.0 million subordinated seller note. In December 2002, we acquired the stock of Arbin for €6.3 million, consisting of €3.8 million of cash and €2.5 million of senior and subordinated seller notes. Our equityholders invested $3.0 million of additional equity to fund the Arbin acquisition.

        We believe that our internal cash flows and borrowings under the revolving portions of our senior credit facility will provide us with sufficient liquidity and capital resources to meet our current and future financial obligations, including funding our operations, debt service and capital expenditures. Our future operating performance will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. If our future cash flow from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt, including the notes, on or before maturity. We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing and future indebtedness, including the notes and our senior credit facility, may limit our ability to pursue any of these alternatives.

        We have retained a financial advisor to assist us in our analysis and consideration of various strategic alternatives, including a possible sale of the Company. At this time no agreements or understandings have been reached with any party as to the terms of a possible transaction.

Forward-Looking Statements

        This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking information. These statements reflect management's expectations, estimates, and assumptions based on information available at the time of the statement. Forward-looking statements include, but are not limited to, statements regarding future events, plans, goals, objectives, and expectations. The words "anticipate," "believe," "estimate," "expect," "plan," "intent," "likely," "will," "should," and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and other factors, including those set forth below, which may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements. Important factors that could cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements include, but are not limited to: (i) our high degree of leverage and significant debt service obligations; (ii) the impact of current and future laws and governmental regulations affecting us or our product offerings; (iii) the impact of governmental spending; (iv) our ability to retain existing customers, maintain key supplier status with those customers with which we have achieved such status, and obtain new customers; (v) the highly competitive nature of the personal protection equipment industry; (vi) any future changes in management; (vii) acceptance by consumers of new products we develop or acquire; (viii) the importance and costs of product innovation; (ix) unforeseen problems associated with international sales, including gains and losses from foreign currency exchange and restrictions on the efficient repatriation of earnings; (x) the unpredictability of patent protection and other intellectual property issues; (xi) cancellation of current orders; (xii) the outcome of pending product liability claims and the availability of indemnification for those claims; (xiii) general risks associated with the personal protection equipment industry; and (xiv) the successful integration of acquired companies on economically acceptable terms. We undertake no obligation to publicly update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events, or changes to future results over time.

Contractual Obligations

        The following table summarizes our contractual obligations and commitments, as of December 31, 2003 (dollars in thousands);

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
Long-term debt obligations	$256,853	$3,246	$4,311	$4,546	$244,750
Capital lease obligations	339	132	207	—	—
Interest payments	140,126	20,228	39,934	39,409	40,555
Operating lease obligations	15,829	4,325	6,385	3,060	2,059
Purchase obligations (1)	35,452	35,452	—	—	—
Other long-term liabilities	7,950	5,896	2,054	—	—

Total	$456,549	$69,279	$52,891	$47,015	$287,364

(1)
Purchase obligations exclude our accounts payable of $18.2 million and include open purchase orders of $35.2 million and all other contractual obligations of $0.3 million pursuant to which we are obligated to purchase good or services.

Effect of Inflation

        Inflation has generally not been a material factor affecting our business. Our general operating expenses, such as wages and salaries, employee benefits and materials and facilities costs, are subject to normal inflationary pressures.

Market Risk

        We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. Our policy is to not enter into derivatives or other financial instruments for trading or speculative purposes. We may enter into financial instruments to manage and reduce the impact of changes in interest rates.

        Interest rate swaps are entered into as a hedge of underlying debt instruments to change the characteristics of the interest rate from variable to fixed without actually changing the debt instrument. Therefore, these interest rate swap agreements convert outstanding floating rate debt to fixed rate debt for a period of time. For fixed rate debt, interest rate changes affect the fair market value, but do not impact earnings or cash flows. Conversely for floating rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant.

        At December 31, 2003, NSP had total debt and obligations under capital leases of $257.2 million. This debt comprises fixed rate debt of $155.2 million and floating rate debt of $102.0 million. The pre-tax earnings and cash flow impact in 2003 resulting from a one percentage point increase in interest rates on our variable rate debt would be approximately $1.0 million, holding other variables constant.

        A portion of our net sales was derived from manufacturing operations in Canada, Holland, Germany, Mexico, the Caribbean and South Africa. The results of operations and financial position of our foreign operations are principally measured in their respective currency and translated into United States dollars. The effects of foreign currency fluctuations in these countries are somewhat mitigated by the fact that expenses are generally incurred in the same currency in which revenues are generated. The reported income of these subsidiaries will be higher or lower depending on a weakening or strengthening of the United States dollar against the respective foreign currency.

        A portion of our assets is based in our foreign operations and are translated into United States dollars at foreign currency exchange rates in effect as of the end of each period, with the effect of such translation reflected as a separate component of member's equity. Accordingly, our consolidated member's equity will fluctuate depending upon the weakening or strengthening of the United States dollar against the respective foreign currency.

        Our strategy for management of currency risk relies primarily upon conducting our operations in a country's respective currency and may, from time to time, also involve hedging programs intended to reduce our exposure to currency fluctuations. Management believes the effect of a one percentage point increase in the strength of the Canadian dollar and Euro relative to the U.S. dollar from December 31, 2002 to December 31, 2003 would have resulted in a $50,000 and $30,000 increase in our income from operations, respectively. During 2003, the Canadian dollar and Euro strengthened 12% and 20% relative to the U.S. dollar, respectively.

Recent Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 is an interpretation of Accounting Research Bulletin (ARB) No. 51 "Consolidated Financial Statements" (ARB 51). The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights and how to determine when and which business enterprise should consolidate these variable interest entities. The adoption of FIN 46 did not materially impact our consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (SFAS No. 150). This standard improves the accounting for certain financial instruments that issuers previously accounted for as equity, requiring such instruments to be classified as liabilities in certain situations. SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003 and otherwise for interim periods beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our consolidated financial statements.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Norcross Safety Products L.L.C.

REPORT OF INDEPENDENT AUDITORS

Member
Norcross Safety Products L.L.C.

        We have audited the accompanying consolidated balance sheets of Norcross Safety Products L.L.C. (a Delaware Limited Liability Company) as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in member's equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Norcross Safety Products L.L.C. at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Chicago, Illinois
February 19, 2004,

NORCROSS SAFETY PRODUCTS L.L.C.

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	December 31
	2002	2003
Assets
Current assets:
Cash and cash equivalents	$1,762	$16,341
Accounts receivable, less allowance of $2,066 and $2,493 in 2002 and 2003, respectively	49,301	53,291
Inventories	62,868	80,828
Deferred income taxes	—	30
Prepaid expenses and other current assets	3,168	3,833

Total current assets	117,099	154,323
Property, plant and equipment, net	46,608	56,213
Deferred financing costs, net	4,528	10,832
Goodwill, net	122,787	130,032
Other intangible assets, net	5,367	5,641
Due from NSP Holdings L.L.C.	7,005	16,113
Deferred income taxes	7,138	—
Other noncurrent assets	3,539	5,535

Total assets	$314,071	$378,689

Liabilities and member's equity
Current liabilities:
Accounts payable	$15,161	$18,157
Accrued expenses	20,834	27,837
Deferred income taxes	1,910	—
Current maturities of long-term obligations	54,093	3,378

Total current liabilities	91,998	49,372
Pension, postretirement and deferred compensation	22,471	24,318
Long-term obligations	163,244	253,814
Other noncurrent liabilities	724	430
Deferred income taxes	6,113	1,937
Minority interest	—	124

	192,552	280,623
Member's equity:
Contributed capital	116,060	116,060
Accumulated deficit	(71,708)	(64,791)
Accumulated other comprehensive loss	(14,831)	(2,575)

Total member's equity	29,521	48,694

Total liabilities and member's equity	$314,071	$378,689

See notes to consolidated financial statements.

NORCROSS SAFETY PRODUCTS L.L.C.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in Thousands)

	Year ended December 31
	2001	2002	2003
Net sales	$317,950	$323,509	$372,524
Cost of goods sold	205,278	206,167	241,005

Gross profit	112,672	117,342	131,519
Operating expenses:
Selling	30,876	30,440	36,877
Distribution	15,032	14,665	17,953
General and administrative	27,875	30,504	33,254
Amortization of goodwill and other intangibles	10,902	3,239	2,583
Restructuring and merger-related charges	1,683	9,269	—
Zimbabwe subsidiary impairment charge	—	2,785	—

Total operating expenses	86,368	90,902	90,667

Income from operations	26,304	26,440	40,852
Other expense (income):
Interest expense	27,611	23,292	33,372
Interest income	(318)	(122)	(117)
Other, net	366	(329)	(1,002)

(Loss) income before income taxes and minority interest	(1,355)	3,599	8,599
Income tax expense	2,301	7,795	1,685
Minority interest	435	—	(3)

Net (loss) income	$(4,091)	$(4,196)	$6,917

See notes to consolidated financial statements.

NORCROSS SAFETY PRODUCTS L.L.C.

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER'S EQUITY

(Amounts in Thousands, Except Units)

	Units	Amount	Contributed Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2001	100	$—	$130,560	$(63,421)	$(4,167)	$62,972
Foreign currency translation adjustments	—	—	—	—	(2,722)	(2,722)
Net loss	—	—	—	(4,091)	—	(4,091)

Comprehensive loss						(6,813)
Purchase price reduction	—	—	(17,500)	—	—	(17,500)

Balance at December 31, 2001	100	—	113,060	(67,512)	(6,889)	38,659
Foreign currency translation adjustments	—	—	—	—	1,615	1,615
Minimum pension liability	—	—	—	—	(9,557)	(9,557)
Net loss	—	—	—	(4,196)	—	(4,196)

Comprehensive loss						(12,138)
Capital contribution	—	—	3,000	—	—	3,000

Balance at December 31, 2002	100	—	116,060	(71,708)	(14,831)	29,521
Foreign currency translation adjustments	—	—	—	—	12,464	12,464
Minimum pension liability	—	—	—	—	(208)	(208)
Net income	—	—	—	6,917	—	6,917

Comprehensive income						19,173

Balance at December 31, 2003	100	$—	$116,060	$(64,791)	$(2,575)	$48,694

See notes to consolidated financial statements.

NORCROSS SAFETY PRODUCTS L.L.C.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	Year ended December 31
	2001	2002	2003
Operating activities
Net (loss) income	$(4,091)	$(4,196)	$6,917
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	8,893	9,033	10,166
Accelerated depreciation on long-lived assets to be abandoned	—	6,345	—
Amortization of goodwill and intangibles	10,902	3,239	2,583
Amortization of deferred financing costs	1,867	2,024	2,191
Amortization of original issue discount	1,014	1,016	662
Write-off of deferred financing costs	—	—	7,284
Gain on sale of property, plant and equipment	—	—	(417)
Deferred income taxes	—	5,716	154
Minority interest	370	—	(3)
Impairment of investment in Zimbabwe	—	2,072	—
Changes in operating assets and liabilities:
Accounts receivable	5,785	(4,081)	(698)
Inventories	(597)	(1,158)	(12,118)
Prepaid expenses and other current assets	734	(473)	(443)
Other noncurrent assets	453	402	(395)
Accounts payable	(953)	190	2,474
Accrued expenses	(2,058)	5,869	3,196
Pension, postretirement, and deferred compensation	173	(308)	1,335
Other noncurrent liabilities	(767)	(1,662)	(294)
Other	(324)	(16)	87

Net cash provided by operating activities	21,401	24,012	22,681
Investing activities
Purchase of businesses, net of cash acquired	—	(10,531)	(18,757)
Purchases of property plant and equipment	(6,933)	(7,197)	(7,432)
Proceeds from sale of property, plant and equipment	—	—	578
Due from NSP Holdings L.L.C.	(4,705)	(1,437)	(9,108)
Proceeds from purchase price reduction	5,164	—	—

Net cash used in investing activities	(6,474)	(19,165)	(34,719)
Financing activities
Payments for deferred financing costs	(703)	(44)	(13,711)
Proceeds from borrowings	—	4,564	286,539
Payments of debt	(4,229)	(2,255)	(220,333)
Net repayments under revolving credit facility	(8,005)	(11,429)	(30,960)
Capital contribution	—	3,000	—

Net cash (used in) provided by financing activities	(12,937)	(6,164)	21,535
Effect of exchange rate changes on cash	(1,034)	1,310	5,082

Net increase (decrease) in cash and cash equivalents	956	(7)	14,579
Cash and cash equivalents at beginning of year	813	1,769	1,762

Cash and cash equivalents at end of year	$1,769	$1,762	$16,341

Noncash investing:
Purchase price reduction	$17,500	$—	$—

See notes to consolidated financial statements.

NORCROSS SAFETY PRODUCTS L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Amounts in Thousands, Except Units and Per Unit Data)

1.    Formation of Norcross Safety Products L.L.C.

        Norcross Safety Products L.L.C. (the Company) operates as a limited liability company in accordance with the Limited Liability Company Act of the state of Delaware. The Company is a leading designer, manufacturer and marketer of branded products in the personal protection equipment industry. The Company manufactures and markets a full line of personal protection equipment for workers in the general industrial, fire service and utility/high voltage industries. The Company is wholly-owned by NSP Holdings L.L.C.

2.    Recapitalization and Acquisitions

        On September 25, 1998, Holdings, a Delaware limited liability company, was formed to effect the acquisition by the Company of the stock of various entities affiliated with Invensys, formerly Siebe plc (Siebe), including North Safety Products, Ltd., James North (Africa) Pty. Ltd., Industrie-Schutz-Produkte GmbH, and Siebe North Holdings Corp. (collectively, North). To execute this transaction, Holdings entered into a Unit Purchase and Exchange Agreement whereby the unit holders of the Company exchanged their equity interests in the Company for equity interests in Holdings. The Company then canceled its Class A units and issued 100 new units to Holdings. As a result of these transactions, Holdings became the sole unit holder of the Company. In addition, Holdings issued Class A common units, Class C common units, Class D common units, and preferred units for cash consideration of $82,600, of which $75,000 was contributed to the Company. The Company accounted for this transaction as a recapitalization as there was no change in control.

        In January 2002, the Company acquired certain assets of the Muck Boot Company (Muck Boot), a designer and marketer of specialty boots, for an aggregate purchase price of $3,254, which includes a subordinated seller note of $2,000 (see Note 6). In addition to the total consideration above, the Company is obligated to pay contingent consideration payments, which are subject to Muck Boot achieving certain net sales targets as defined, on an annual basis through the year-end December 31, 2006. Contingent consideration in the amount of $227 and $559 for the years ended December 31, 2002 and 2003, respectively, was recorded as additional purchase price by the Company. In connection with the acquisition, approximately $2,984 of the purchase price was allocated to definite-lived intangible assets which are being amortized over 15 years.

        In December 2002, the Company acquired the stock of Arbin Veiligheid B.V. (Arbin) for $7,050, which includes $2,564 in senior and subordinated seller notes. Arbin is a manufacturer of respiratory products. In addition to the total consideration above, the Company is obligated to make contingent consideration payments, which are subject to Arbin achieving certain net sales, as defined, on an annual basis through the year end December 31, 2008. Contingent consideration in the amount $58 was recorded as additional purchase price for the year ended December 31, 2003. The amount of excess purchase price over fair value of assets acquired in the Arbin acquisition was approximately $4,800.

        On July 29, 2003, the Company acquired 100% of the common stock of Kächele-Cama Latex GmbH (KCL), a German-based manufacturer and marketer of liquid-proof and cut-resistant gloves for a variety of industries, for $20,127, including net debt assumed of $171 and acquisition costs of $1,121. The sellers of KCL will also be eligible to receive royalty payments of up to €250 per year over the next three years based upon the achievement of certain cumulative net sales targets. The net sales targets for the year ended December 31, 2003 were not achieved, however, the €250 payment could be funded in 2004 and 2005 if cumulative net sales targets are achieved. The Company financed this acquisition with $9,882 of cash on hand, $5,000 of borrowings under the Senior Credit Facility and the issuance of $5,074 of junior subordinated notes. The Company believes the acquisition of KCL will increase its penetration of the European personal protection equipment market.

        The allocation of the purchase price is summarized below:

Trade receivables	$3,292
Inventory	5,842
Property, plant and equipment	10,378
Customer relationships (8 year life)	1,812
Trade names and trademarks (indefinite life)	616
Other assets and liabilities, net	566
Accounts payable and accrued expenses	(4,329)

Fair value of net assets acquired	18,177
Excess of purchase price over fair value of net assets acquired (goodwill)	1,950

Total consideration	$20,127

        The following table presents the pro forma net sales and net (loss) income of the Company for the years ended December 31, 2002 and 2003 assuming the acquisition of KCL had occurred on January 1, 2002:

	Year ended December 31
	2002	2003
Pro forma net sales	$345,413	$389,687
Pro forma net (loss) income	(3,341)	8,043

        The acquisitions described above were accounted for by the purchase method of accounting, and accordingly, the results of operations for the acquisitions have been included in the Company's consolidated financial statements since their respective dates of acquisition.

        In June 2001, the Company received consideration totaling $22,664, net of legal and professional fees, as a result of arbitration proceedings against the seller of North. The consideration has been accounted for as a reduction of North's purchase price.

3.    Significant Accounting Policies

Principles of Consolidation

        The consolidated financial statements include the accounts of Norcross Safety Products L.L.C. and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

        Due to adverse economic conditions in Zimbabwe, which is impacting the Company's ability to control its subsidiary located in Zimbabwe, the Company recorded a non-cash impairment charge of $2,785 with regard to the impairment of the net assets of the Zimbabwe subsidiary for the year ended December 31, 2002. During 2001, Zimbabwe had net sales and income from operations of $6,548 and $1,702, respectively.

Cash Equivalents

        The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

        Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of trade receivables. Credit risk with respect to trade receivables is limited due to the diversity of customers comprising the Company's customer base. The Company performs ongoing credit evaluations of its customers and maintains sufficient allowances for potential credit losses. The Company evaluates the collectibility of its accounts receivable based on the length of time the receivable is past due and the anticipated future write-offs based on historical experience. The Company's policy is to not charge interest on trade receivables after the invoice becomes past due. A receivable is considered past due if payments have not been received within agreed-upon invoice terms.

Revenue Recognition

        Sales and related cost of sales are recognized when products are shipped to the customers.

Freight-Out Costs

        The Company records freight-out costs in distribution expenses. Such amounts were $7,268, $6,859, and $8,296 for the years ended December 31, 2001, 2002, and 2003, respectively.

Inventories

        Inventories are stated at the lower of cost or market. Inventories valued at first in, first out (FIFO) cost accounted for approximately 57% and 67% of the Company's inventories at December 31, 2002 and 2003, respectively. All other inventories are valued using last in, first out (LIFO) cost.

Property, Plant and Equipment

        Property, plant and equipment are recorded at cost. Equipment under capital leases is stated at the present value of minimum lease payments or fair value at the inception of the leases, whichever is lower. Depreciation is determined by using the straight-line method over the estimated remaining useful lives of the assets. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset, with the related amortization expense included in depreciation expense.

        The useful lives of plant and equipment for the purpose of computing book depreciation are as follows:

Buildings and improvements	5 to 25 years
Machinery and equipment	7 to 12 years
Dies and tooling	2 to 5 years
Furniture and fixtures	1 to 7 years
Computers and office equipment	2 to 5 years

Deferred Financing Costs

        Deferred financing costs represent capitalized fees and expenses associated with obtaining financing. The costs are being amortized using the straight-line method, which approximates the interest method, over the period of the related financing. Accumulated amortization of deferred financing costs at December 31, 2002 and 2003, was $6,499 and $1,112, respectively.

Goodwill and Other Intangibles

        Goodwill was being amortized on a straight-line basis over its estimated economic lives ranging from 15 to 20 years through December 31, 2001. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which became effective for the Company as of January 1, 2002. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to impairment tests at least annually. Other intangible assets will continue to be amortized over their contractual lives. If the Company had excluded amortization expense related to goodwill for the years ended December 31, 2001, the net income would have been $3,479.

        The Company applied the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of SFAS No. 142 resulted in an decrease in net loss of approximately $7,153 in 2002. The Company has performed the transitional impairment tests of goodwill as of January 1, 2002, and the required annual impairment test during the fiscal fourth quarter 2002 and 2003, and has determined that goodwill was not impaired.

        The following table summarizes goodwill by segment:

	General Industrial	Fire Service	Utility/ High Voltage	Total
Balance as of January 1, 2002	$110,386	$9,387	$—	$119,773
Goodwill acquired during the year	3,800	—	—	3,800
Reduction of purchase price	(2,056)	—	—	(2,056)
Effect of foreign currency translation	1,270	—	—	1,270

Balance as of December 31, 2002	113,400	9,387	—	122,787
Goodwill acquired during the year	2,100	—	—	2,100
Effect of foreign currency translation	5,145	—	—	5,145

Balance as of December 31, 2003	120,645	9,387	—	130,032

        The Company's other intangible assets with defined lives consist of trade names and trademarks, customer relationships and a covenant not to compete, which are amortized on a straight-line basis over 5 to 15 years. The Company's other intangible assets with indefinite lives consist of $0 and $604 related to trade names and trademarks as of December 31, 2002 and 2003, respectively.

        The following table summarizes other intangible assets with defined lives:

	December 31, 2002		December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Covenants not to compete	$15,000	$(12,750)	$—	$—
Trade names and Trademarks	3,211	(188)	3,770	(418)
Customer relationships	—	—	1,778	(93)
Other	238	(144)	—	—

Total	$18,449	$(13,082)	$5,548	$(511)

        Amortization expense related to other intangible assets was $3,040, $3,239 and $2,583 for the years ended December 31, 2001, 2002 and 2003, respectively.

        Future amortization expense for other intangible assets held as of December 31, 2003, is as follows:

2004	$480
2005	480
2006	480
2007	480
2008 and thereafter	3,117

$5,037

Income Taxes

        The Company is a limited liability company, and as such, income is allocated to, and included in the individual return of its unit holder. Certain of the Company's subsidiaries are corporations which are subject to U.S. federal, state, and local income taxes and foreign entities, which are also subject to their respective foreign income tax reporting requirements (collectively, C corporations). The income tax provision is computed as if each of the C corporations were filing a separate return in its respective jurisdiction.

        Deferred income taxes are recognized by the C corporations for the difference in reporting of certain assets and liabilities for financial reporting and tax purposes. These temporary differences are determined by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Valuation allowances are provided against deferred tax assets which are not likely to be realized. Deferred income taxes are not provided on the unremitted earnings of foreign subsidiaries because it has been the practice, and it is the intention, of the Company to continue to reinvest these earnings in the businesses outside the United States. The effect of a change in tax rates is recognized in the period that includes the enactment date.

Advertising

        The Company expenses advertising costs as incurred. Advertising expense was approximately $1,891, $2,351, and $2,577 for the years ended December 31, 2001, 2002, and 2003, respectively.

Foreign Currency Translation

        The accounts of foreign operations are measured using local currency as the functional currency. For those operations, assets and liabilities are translated into U.S. dollars at the end of period exchange rates and income and expenses are translated at average exchange rates. Net adjustments resulting from such translation are accumulated as a separate component of other comprehensive loss included in member's equity. The accumulated balance of the foreign currency translation adjustments included as a component of the accumulated other comprehensive (loss) income amounted to $(5,274) and $7,190 at December 31, 2002 and 2003, respectively.

Long-Lived Assets

        The Company evaluates its long-lived assets on an ongoing basis. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated by the asset. If the asset is determined to be impaired, the impairment recognized is measured by the amount by which the carrying value of the asset exceeds its fair value.

Fair Value of Financial Instruments

        The Company's financial instruments include cash and cash equivalents, the Senior Credit Facility, notes payable, and the New Senior subordinated notes (see Note 6). The fair values of the Company's financial instruments were not materially different from their carrying values at December 31, 2002 and 2003. The Company estimates the fair value of its obligations using the discounted cash flow method with interest rates currently available for similar obligations.

Insurance

        Employee medical costs are insured under commercial excess policies. The Company covers the cost of such coverages up to certain retention limits. Insurance claim reserves for employee medical costs represent the estimated amounts necessary to settle outstanding claims, including claims that are incurred but not reported, based on the facts in each case and the Company's experience with similar cases. These estimates are continually reviewed and updated, and any resulting adjustments are reflected in current operations.

        The liability related to medical self-insurance was $1,919 and $2,071 as of December 31, 2002 and 2003, respectively. Medical self-insurance expense was approximately $5,372, $6,313 and $5,325 for the years ended December 31, 2001, 2002 and 2003, respectively.

Use of Estimates in the Consolidated Financial Statements

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

        Certain account balances have been reclassified from the prior year to conform with current year presentation.

4.    Property, Plant and Equipment

        Property, plant and equipment consist of the following:

	December 31
	2002	2003
Land	$2,819	$4,508
Buildings and improvements	9,184	15,166
Machinery and equipment	45,597	53,881
Dies and tooling	10,108	12,358
Furniture and fixtures	3,460	4,501
Computers and office equipment	13,527	15,350
Construction in progress	1,941	945

	86,636	106,709
Less: Accumulated depreciation	(40,028)	(50,496)

	$46,608	$56,213

        Machinery and equipment includes assets under capital leases with a gross amount of $647 and accumulated amortization of $226.

5.    Inventories

        Inventories consist of the following:

	December 31
	2002	2003
At FIFO cost:
Raw materials	$19,180	$21,187
Work in process	5,873	9,010
Finished goods	38,836	52,512

	63,889	82,709
Adjustment to LIFO cost	(1,021)	(1,881)

	$62,868	$80,828

6.    Debt

        The Company's debt consists of the following:

	December 31
	2002	2003
Revolving credit facilities	$30,960	$—
Term loan	86,175	99,025
Senior subordinated notes	95,000	152,500
NFI note payable	750	—
European term loans	—	1,215
Arbin Seller Notes	1,048	837
Subordinated seller notes	5,546	4,278
Capital lease obligations	566	339
Unamortized discount on senior subordinated notes	(2,708)	(1,002)

	217,337	257,192
Less: Current maturities of long-term obligations	54,093	3,378

	$163,244	$253,814

        On March 21, 2003, the Company entered into a new Senior Credit Facility with a group of banks and financial institutions. Under the terms of this agreement, the Company can borrow up to $160,000 in the United States and approximately $7,724 in Canada ($10,000 Canadian). The Senior Credit Facility consisted of a $30,000 revolving credit facility and a $130,000 term loan in the United States, and a Canadian $10,000 revolving credit facility. As of December 31, 2003, the interest rate was 4.93% for the term loan. These borrowings replaced the existing senior credit facility of the Company. The Company recorded a $1,270 million charge to interest expense for the write-off of deferred financing fees associated with the senior credit facility financing for the year ended December 31, 2003.

        Outstanding borrowings on the U.S. and Canadian revolvers are due on March 20, 2008, whereas the term loan borrowings are due in 24 consecutive quarterly installments which commenced on June 30, 2003. The 24 installments are payable as follows: installments 1-23 at $325 each and installment 24 at $92,525. The U.S. revolver and the term loan bear interest, at the Company's option, at a rate equal to: (i) the Eurodollar rate, plus the applicable borrowing margin, or (ii) the higher of the published prime rate of Fleet Bank or the Federal Funds rate as quoted by Fleet Bank, plus 1/2 of 1% (the ABR), plus the applicable borrowing margin, as defined in the Senior Credit Facility. The applicable borrowing margin for the U.S. revolver is between 1.50% and 2.50% for the ABR loans and between 2.50% and 3.50% for the Eurodollar loans, in each case based on the Company's consolidated leverage ratio, as defined. The applicable borrowing margin for the term loan is 2.75% for the ABR loans and 3.75% for the Eurodollar loans. The Canadian revolver bears interest at (i) the Canadian prime rate published by the Canadian Bank of Commerce (CIBC), plus applicable borrowing margin or (ii) a draft drawn by CIBC, plus applicable borrowing margin.

        The U.S. revolver also provides for the issuance of letters of credit of up to $5,000 or in an amount which, when added to the aggregate outstanding principal amount under the revolver, will not exceed $30,000. At December 31, 2003, total letters of credit outstanding were $1,495 and the Company had unused credit available of $28,533 and $7,696 under the U.S. revolver and Canadian revolver, respectively.

        Concurrent with an acquisition in 2000, the Company issued $95,000 of senior subordinated notes and repaid the principal and interest related to the previous senior subordinated notes. The senior subordinated notes bore interest at 13%, and contain detachable warrants for 5% of the fully diluted equity ownership of Holdings. The Company recorded a $5,596 discount on the senior subordinated notes related to the warrants issued by Holdings (see Note 9).

        On August 13, 2003, the Company issued $152,500 of 9.875% Senior Subordinated Notes due 2011 (the New Senior Subordinated Notes) and received gross proceeds of $151,465. The proceeds were primarily used to: (i) repay principal and interest and repurchase warrants related to the $95,000 of senior subordinated notes, (ii) repay $30,000 of principal related to the term loan, (iii) repay principal on the junior subordinated notes used to finance the KCL acquisition, (iv) purchase preferred units of NSP Holdings L.L.C. from certain members of management and (v) pay fees and expenses. The Company recorded a $8,914 charge to interest expense for the write-off of deferred financing fees and original issue discount and a prepayment penalty associated with the $95,000 of senior subordinated notes for the year ended December 31, 2003.

        The Company's Senior Credit Facility is secured by a first priority lien on substantially all of the Company's property and assets. The New Senior subordinated notes are general unsecured obligations of the Company that are subordinate to borrowings under the Senior Credit Facility, Europe term loans and Arbin Seller Notes. The Senior Credit Facility and the New Senior Subordinated Notes are guaranteed by the Company's domestic subsidiaries and by Holdings.

        The Senior Credit Facility and New Senior subordinated notes contain certain covenants restricting the Company's ability to: (i) incur additional indebtedness, (ii) dispose of property or issue capital stock, (iii) declare or pay dividends or redeem or repurchase capital stock, (iv) make capital expenditures, (v) make loans or investments, (vi) prepay, amend, or otherwise alter debt and other material agreements, (vii) transact with affiliates, and (viii) engage in sale and leaseback transactions. The Company is also subject to certain financial covenants including the maintenance of minimum interest and fixed charge coverage ratios and senior and total leverage ratios.

        The $750 NFI note payable bore interest at 10.58% per annum and was paid in 2003.

        The Company issued an unsecured $2,924 seller note in connection with one of its acquisitions, of which $1,023 is outstanding at December 31, 2003. The seller note bears interest at Citibank, N.A.'s prime rate, plus 2% (6.0% at December 31, 2003) with interest payable quarterly. Principal is payable in 20 consecutive quarterly payments of approximately $146 on January 1, April 1, July 1, and October 1 of each year and commenced on October 1, 2000. All unpaid principal and accrued interest is due July 1, 2005.

        In connection with the Muck Boot acquisition, the Company issued a seller note totaling $2,000. This note is an unsecured obligation and bears interest at Wall Street Journal Prime (4.0% at December 31, 2003). Outstanding principal and accrued interest on the seller note is payable in January 2007.

        In connection with the Arbin acquisition, the Company issued three seller notes with an original principal balance of $2,564. Two notes in the amount of $1,026, of which $837 is outstanding at December 31, 2003, bear interest at 5.5% and are partially secured by the fixed assets and accounts receivable of North's European operations. The third note in the amount of $1,538, of which $1,255 is outstanding at December 31, 2003, bears interest of 5.5% and is unsecured. Outstanding principal and accrued interest is payable on an annual basis in three equal installments that began December 2003.

        The seller notes, except for the partially secured Arbin note, which is senior, rank equally with other subordinated indebtedness.

        In connection with the acquisition of KCL in July 2003, we assumed term loans of approximately $2,079. As of December 31, 2003, there was approximately $1,215 outstanding on these term loans. The loans bear interest ranging from 4.6% to 7.0%, with scheduled maturities through 2010. Additionally, revolving credit facilities of KCL and North Safety Products Europe B.V. permit borrowings of up to €3,600, of which €3,600 was available at December 31, 2003.

        Aggregate maturities of long-term debt at December 31, 2003, are as follows:

2004	$3,378
2005	3,126
2006	1,392
2007	3,279
2008	1,267
Thereafter	244,750

$257,192

        Interest paid during the years ended December 31, 2001, 2002, and 2003 was approximately $24,944, $20,252, and $20,336, respectively.

7.    Income Taxes

        Certain of the Company's subsidiaries are subject to foreign and U.S. federal, state and local income taxes. The components of "Loss before income taxes and minority interest," for the C corporations subject to foreign and U.S. federal, state and local income taxes consist of U.S. losses of $9,206, $10,460, and $840 and foreign income of $2,683, $4,369, and $3,971 for years ended December 31, 2001, 2002, and 2003, respectively.

        The income tax expense on loss before income taxes, minority interest, and extraordinary charge consists of the following:

	Year ended December 31
	2001	2002	2003
Current:
Federal	$—	$—	$—
State	253	429	480
Foreign	2,048	1,796	1,359

Total current provision	2,301	2,225	1,839
Deferred:
Federal	—	5,570	—
State	—	—	—
Foreign	—	—	(154)

Total deferred expense (benefit)	—	5,570	(154)

Income tax expense	$2,301	$7,795	$1,685

        The income tax expense for the C corporations differs from the amount of income tax benefit computed by applying the U.S. federal income tax rate to loss before income taxes, minority interest, and extraordinary charge. A reconciliation of the difference is as follows:

	Year ended December 31
	2001	2002	2003
C corporation income tax (benefit) expense at statutory federal tax rate	$(2,282)	$(2,301)	$1,065
(Increase) decrease resulting from:
State and local taxes, net of federal benefit	(119)	150	(14)
Foreign subsidiaries' tax rate differences	1,055	111	218
Change in valuation allowance—U.S.	1,827	9,534	386
Change in valuation allowance—Foreign	53	137	76
Nondeductible depreciation, amortization and other expenses	1,597	(35)	(104)
Other	170	199	58

Income tax expense	$2,301	$7,795	$1,685

        The tax effect of temporary differences that gave rise to deferred tax assets and liabilities consist of the following:

	December 31
	2002	2003
Deferred tax assets:
United States net operating loss carryforwards	$19,066	$17,181
Foreign net operating loss	1,128	1,271
Inventories—Principally obsolescence reserves	1,126	1,567
Intangibles—Principally covenant not to compete	3,742	4,224
Pensions and deferred compensation	4,558	4,815
Allowance for doubtful accounts	274	235
Other—Principally accruals	4,726	2,561

Total deferred tax asset	34,620	31,854
Less: Valuation allowance	(27,482)	(27,944)

Net deferred tax asset	7,138	3,910
Deferred tax liabilities:
Property, plant, and equipment	5,114	3,125
LIFO reserve	1,910	1,910
Interest on debt	999	782

Total deferred tax liabilities	8,023	5,817

Net deferred tax liability	$(885)	$(1,907)

        The foreign net operating losses have no expiration date, while U.S. net operating losses expire beginning in 2018. In assessing the realizability of deferred tax assets, including the foreign net operating losses, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon projections for future taxable income due to tax planning strategies over the periods during which the deferred tax assets are deductible, management believed it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2001. Due to the continued generation of operating losses and the expected timing of the reversal of certain deferred tax assets, it was determined to be most appropriate to increase the valuation allowance for net deferred tax assets. The increase in the valuation allowance increased the Company's income tax expense by $5,570 for the year ended December 31, 2002.

        Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $9,503 at December 31, 2003. These earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

8.    Employee Benefit Plans

        The Company sponsors a tax-qualified, defined-benefit pension plan covering the majority of all U.S.-based employees. The pension plan's benefits are based on years of service, employment with the Company, retirement date, and compensation or stated amounts for each year of service. The Company's funding policy is to annually contribute amounts sufficient to meet the minimum funding requirements under the Employee Retirement Income Security Act of 1974.

        Additionally, North has two nonqualified defined-benefit pension plans covering certain former employees who were highly compensated.

        The majority of the Company's U.S.-based employees are covered by postretirement health and life insurance benefit plans. The expected cost of these benefits is recognized during the years that employees render services. Retiree contributions are required depending on the year of retirement and the number of years of service at the time of retirement.

        The following table sets forth the details of the funded status of the pension and post-retirement plans, the amounts recognized in the consolidated statements of financial position, the components of net periodic benefit cost, and the weighted-average assumptions used in determining these amounts:

	Year ended December 31
	2002		2003
	Pension Benefits	Post- Retirement Benefits	Pension Benefits	Post- Retirement Benefits
Change in benefit obligation:
Benefit obligation at beginning of year	$46,588	$1,195	$53,142	$1,469
Service cost	1,147	27	1,365	27
Interest cost	3,287	96	3,395	84
Benefits paid	(2,240)	(373)	(2,491)	(362)
Actuarial loss	4,360	524	4,116	182

Benefit obligation at December 31	$53,142	$1,469	$59,527	$1,400

Change in plan assets:
Fair value of plan assets at beginning of year	$31,111	$—	$27,662	$—
Actual return on plan assets	(2,860)	—	4,746	—
Employer contribution	1,651	373	1,603	362
Benefits paid	(2,240)	(373)	(2,491)	(362)

Fair value of plan assets at December 31	$27,662	$—	$31,520	$—

Reconciliation of amount recognized in the statement of financial position:
Accumulated benefit obligation	$(48,485)	$(1,469)	$(54,264)	$(1,400)
Effect of salary projection	(4,657)	—	(5,263)	—

Projected benefit obligation	(53,142)	(1,469)	(59,527)	(1,400)
Market value of assets	27,662	—	31,520	—

Funded status	(25,480)	(1,469)	(28,007)	(1,400)
Unrecognized actuarial loss	14,214	153	15,028	1,057
Unrecognized prior service cost	49	935	44	135

Net amount recognized at December 31	$(11,217)	$(381)	$(12,935)	$(208)

Amounts recognized in the statement of financial position consist of:
Accrued benefit liability	$(20,823)	$(381)	$(22,744)	$(208)
Intangible asset	49	—	44	—
Accumulated other comprehensive loss	9,557	—	9,765	—

Net amount recognized at December 31	$(11,217)	$(381)	$(12,935)	$(208)

	Year ended December 31
	2002		2003
	Pension Benefits	Post- Retirement Benefits	Pension Benefits	Post- Retirement Benefits
Change in accrued benefit cost:
Accrued benefit cost at beginning of year	$11,040	$567	$11,217	$381
Net periodic benefit cost	1,828	187	3,321	189
Contributions	(1,651)	(373)	(1,603)	(362)

Accrued benefit cost at December 31	$11,217	$381	$12,935	$208

Weighted average assumptions used to determine year end benefit obligation:
Discount rate	6.50%	6.50%	6.00%	6.00%
Rate of compensation increase	4.00%	—	4.00%	—
	2001		2002		2003
	Pension Benefits	Post- Retirement Benefits	Pension Benefits	Post- Retirement Benefits	Pension Benefits	Post- Retirement Benefits
Components of net period benefit cost:
Service cost	$1,169	$26	$1,147	$27	$1,365	$27
Interest cost	3,132	83	3,287	96	3,395	84
Expected return on plan assets	(3,227)	—	(2,645)	—	(2,303)	—
Amortization of prior service cost	33	18	36	17	5	18
Amortization of actuarial (gain) loss	11	9	3	47	859	60

Net periodic expense	$1,118	$136	$1,828	$187	$3,321	$189

Weighted-average assumptions used to determine net periodic benefit cost are as follows:
Discount rate	7.50%	7.50%	7.25%	7.25%	6.50%	6.50%
Expected return on plan assets	9.50	—	8.75	—	8.50	—
Rate of compensation increase	4.00	—	4.00	—	4.00	—

        The long-term rate of return on plan assets assumption is reviewed annually. An investment model is used to determine an expected rate of return based on current investment allocation. The investment model considers past performance and forward looking assumptions for each asset class based on current market indices, key economic indicators and assumed long-term rate of inflation. The long-term rate of return assumption is adjusted, as needed, such that it falls between the 25th and 75th percentile expected return generated from the model.

        The Company's investment philosophy is to diversify the pension assets subject to a specified asset allocation policy. The Company rebalances the asset classes to stay within an acceptable range around the targeted allocation. The philosophy recognizes that the primary objective for the management of the assets is to maximize return commensurate with the level of work undertaken. With the understanding that investment returns are largely uncertain from year to year, the basic return objective is to be achieved over an averaging period no greater than three to five years in duration. The assets are invested in both indexed funds and actively managed funds, depending on the asset class.

        The Company's plan asset allocation at December 31, 2002 and 2003, and target allocation for 2004, by asset category are as follows:

	December 31,
					Target Allocation 2004
	2002		2003
	Pension Benefits	Post- Retirement Benefits	Pension Benefits	Post- Retirement Benefits	Pension Benefits	Post- Retirement Benefits
Equity securities	60%	—%	62%	—%	60%	—%
Debt securities	40%	—%	38%	—%	40%	—%

	100%	—%	100%	—%	100%	—%

        The Company expects 2004 contributions for pension and post-retirement benefits to be approximately $6,000.

        The Company also sponsors defined-contribution plans covering substantially all of its U.S.-based employees. The Company's contribution to these plans ranges from 0% to 6% of a participant's salary. In addition, the Company may elect to make discretionary contributions to some of the plans. The amount expensed for various match provisions of the plans was $848, $785, and $829 for the years ended December 31, 2001, 2002, and 2003, respectively.

9.    Lease Commitments

        The Company leases various assets whose terms and conditions qualify the obligations for treatment as capital leases.

        The Company also leases certain facilities under various noncancelable operating lease agreements. Future minimum lease payments under capital and noncancelable operating leases as of December 31, 2003, are as follows:

	Capital Leases	Operating Leases
2004	$157	$4,325
2005	149	3,670
2006	73	2,715
2007	—	1,658
2008	—	1,402
Thereafter	—	2,059

Total minimum lease payments	379	$15,829

Less: Amount representing interest	40

Present value of net minimum capital lease payments	339
Less: Current portion of obligations under capital leases	132

Obligations under capital leases, excluding current installments	$207

        Rent expense was $5,363, $4,844, and $5,102 for the years ended December 31, 2001, 2002, and 2003, respectively.

10.    Legal Proceedings

        The Company is subject to various claims arising in the ordinary course of business. Most of these lawsuits and claims are product liability matters that arise out of the use of respiratory product lines manufactured by the Company's North Safety Products subsidiary. In particular, the Company's North Safety Products subsidiary, its predecessors and/or the former owners of such business are presently named as a defendant in approximately 669 lawsuits involving respirators manufactured and sold by it or its predecessors. The Company is also monitoring an additional 11 lawsuits in which it feels that North Safety Products, its predecessors and/or the former owners of such businesses may be named as defendants. Collectively, these 680 lawsuits represent a total of approximately 32,000 plaintiffs. Approximately 88% of these lawsuits involve plaintiffs alleging they suffer from silicosis, with the remainder alleging they suffer from other or combined injuries, including asbestosis. These lawsuits typically allege that these conditions resulted in part from respirators that were negligently designed or manufactured. Invensys plc ("Invensys"), formerly Siebe plc, is contractually obligated to indemnify the Company for any losses, including costs of defending claims, resulting from respiratory products manufactured prior to the acquisition of North Safety Products in October 1998.

        In addition, our North Safety Products subsidiary is contractually entitled to indemnification from Norton Company, an affiliate of Saint-Gobain, which owned the North Safety Products business prior to Invensys. Pursuant to a December 14, 1982 asset purchase agreement, Siebe Norton, Inc., a newly formed wholly-owned subsidiary of Norton Company, acquired the assets of Norton's Safety Products Division and the stock of this company was in turn acquired by Siebe Gorman Holdings PLC. Under the terms of the Agreement, Siebe Norton, Inc. did not assume any liability for claims relating to products shipped by Norton Company prior to the closing date. Moreover, Norton Company covenanted in the Agreement to indemnify Siebe Norton and its successors and assigns against any liability resulting from or arising out of any state of facts, omissions or events existing or occurring on or before the closing date, including, without limitation, any claims arising in respect of products shipped by Norton Company or any of its affiliates prior to the closing date. Siebe Norton, whose name was subsequently changed to Siebe North Inc., was subsequently acquired by the Company as part of the 1998 acquisition of the North Safety Products business from Invensys.

        Despite these indemnification arrangements, the Company could potentially be liable for these losses or claims relating to products manufactured prior to the October 1998 acquisition date if Invensys fails to meet its obligations to indemnify the Company and the Company could potentially be liable for these losses and claims relating to products sold prior to January 10, 1983 if both Invensys and Norton fail to meet their obligations to indemnify the Company. The Company could also be liable if the alleged exposure involved the use of a product manufactured by the Company after our October 1998 acquisition of the North Safety Products business. Invensys is currently handling the defense of all of the cases, and to date the Company has not incurred any material costs with respect to these lawsuits. To date, Invensys has sent us requests for reimbursement totaling $26, relating to settled cases in which Invensys claims that the period of alleged exposure included periods after October 1998. Based on information provided to the Company by Invensys, the Company believes that Invensys has made payments with respect to settlement of these claims of $303.5 prior to 2001, $210.1 in 2001, $479.2 in 2002 and $656.5 in 2003. The Company believes that Invensys has the ability to pay these claims based on its current financial position, as publicly disclosed by Invensys. While Invensys has met its indemnification obligations to the Company to date, the Company notes that Invensys announced, as of February 5, 2004, plans to refinance its company and that it is in the process of undertaking a corporate restructuring, including dispositions of portions of its business.

        Consistent with the current environment being experienced by companies involved in silica and asbestos-related litigation, there has been an increase in the number of asserted claims that could potentially involve the Company. Based upon information provided to the Company by Invensys, the Company believes activity related to these lawsuits was as follows for the periods indicated:

	2001	2002	2003
Beginning lawsuits	298	363	306
New lawsuits	133	185	537
Settlements	(29)	(134)	(46)
Dismissals	(39)	(108)	(117)

Ending lawsuits	363	306	680

        Plaintiffs have asserted specific dollar claims in less than a quarter of the approximately 669 cases pending as of December 31, 2003 in which North Safety Products, its predecessors and/or the former owners of such businesses have been named as defendants. A majority of cases prohibit specifying damages in tort cases such as these, and most of the remaining jurisdictions do not require such specification. In those cases in which plaintiffs choose to assert specific dollar amounts in their complaints, brought in states that permit such pleading, the amounts claimed are typically not meaningful as an indicator of a company's potential liability. This is because (1) the amounts claimed typically bear no relation to the level of the plaintiff's injury, (2) the complaints typically assert claims against numerous defendants, and (3) many cases are brought on behalf of plaintiffs who have not suffered any medical injury, and, ultimately, are resolved without any payment or payment of a small fraction of the damages initially claimed. Of the 667 complaints maintained in the Company's records, 505 do not specify the amount of damages sought, 1 generally alleges damages less than $50, 31 generally allege damages in excess of $50, 3 allege compensatory damages in excess of $50 and an unspecified amount of punitive damages, 26 allege compensatory damages and punitive damages, each in excess of $25, 8 generally allege damages in excess of $100, 51 allege compensatory damages and punitive damages, each in excess of $50, 37 generally allege damages of $15,000, 4 allege compensatory damages and punitive damages, each in the amount of $15,000 and 1 generally alleges damages not to exceed $290,000. The Company currently does not have access to the complaints with respect to the additional approximately 2 cases that were pending as of December 31, 2003 in which North Safety Products, its predecessors and/or the former owners of such businesses have been named as defendants, or the previously mentioned additional 11 cases the Company is monitoring, and therefore do not know whether these cases allege specific damages, and, if so, the amount of such damages, but are in the process of seeking to obtain such information. Due to the reasons noted above and to the indemnification arrangements benefiting the Company, it does not believe that the damage amounts specified in these complaints are a meaningful factor in any assessment of the Company's potential liability.

        The Company is not otherwise involved in any material lawsuits. The Company historically has not been required to pay any material liability claims. The Company maintains insurance against product liability claims (with the exception of asbestosis and silicosis cases, for which coverage is not commercially available), but it is possible that its insurance coverage will not continue to be available on terms acceptable to the Company or that such coverage will not be adequate for liabilities actually incurred. The Company has a reserve of $2,300 against potential uninsured product liability claims of North Safety Products for periods prior to October 1998. The reserve was established at the date of acquisition and relates to potential claims primarily associated with fall protection products sold in Canada. The Company has not recorded any losses against this reserve to date. This reserve is re-evaluated periodically, and additional charges or credits to operations may result as additional information becomes available. It is possible that the Company may incur liabilities in an amount in excess of amounts currently reserved. However, taking into account currently available information, historical experience, and the Company's indemnification from Invensys, but recognizing the inherent uncertainties in the projection of any future events, the Company believes that these suits or claims should not result in final judgments or settlements in excess of its reserve. The Company does not have a reserve for product liability claims for use of products manufactured after the 1998 acquisition of North Safety Products as it is not involved in any material lawsuits relating exclusively to product usage in the periods after October 1998. In addition, the Company is not a party to any lawsuits involving asbestosis or silicosis relating exclusively to product usage in the period after October 1998.

11.    Restructuring and Merger-Related Charges

        During 2001, the Company completed a restructuring plan to integrate the North and Arkon marketing and sales functions that primarily included the termination of 36 sales and administrative personnel in its North American industrial operations. Costs associated with these activities totaled $1,683 for the year ended December 31, 2001. The restructuring liability is classified within the accrued expenses caption on the consolidated balance sheet.

        During 2002, the Company initiated a restructuring plan to exit the medical products business located in Cranston, Rhode Island and close certain hand protection plants located in Tijuana, Mexico, Tallmadge, Ohio and Charleston, South Carolina and move production to China. The Company decided to exit the medical products business at that time, because the medical products business primarily served one customer, who decided to manufacture the product in-house. The Company closed its hand protection plant to increase profitability of certain low margin product lines. This restructuring resulted in the termination of approximately 105 employees who worked at these operations. The Company incurred restructuring and merger-related charges associated with the plan of $9,297, comprised of $6,345 non-cash expense relating to accelerated depreciation charges on long-lived assets to be abandoned; $1,242 in severance costs; and $1,710 in facility closure and other exit costs. The exit of the medical business was completed in 2002. The shut-down of the Tallmadge, Ohio facility was completed in 2003 and the Company expects to successfully complete the closure of the Charleston, South Carolina and Tijuana, Mexico plants in early 2004. The restructuring liability is classified within the accrued expenses caption on the consolidated balance sheet.

        A rollforward of the restructuring liability is as follows:

	Balance at January 1, 2002	Charged to Liability	Payments	Adjustments to Income	Balance at December 31, 2002	Payments	Adjustments to Income	Balance at December 31, 2003
Severance and relocation costs	717	1,242	(744)	(28)	1,187	(734)	—	453
Facility exit and closure costs	546	1,710	(556)	—	1,700	(387)	32	1,345

	$1,263	$2,952	$(1,300)	$(28)	$2,887	$(1,121)	$32	$1,798

12.    Related Party Transactions

      The Company funds certain debt obligations, equity redemptions, operating expenses, and tax distributions of Holdings. A receivable from Holdings is recorded on the consolidated balance sheet under Due from NSP Holdings L.L.C. for payments made by the Company to Holdings. The receivable is considered due on demand. The Company believes the amounts are recoverable as Holdings has the financial ability, through an equity contribution from its members, to repay the receivable as demanded by the Company. The Company funded to Holdings $4,705, $1,437, and $9,108 for the years ended December 31, 2001, 2002 and 2003, respectively. The Company has classified the receivable as long-

term as there are no current expectations that the Company will seek payment of any portion of the receivable in 2004.

        The Company leases a facility in Dayton, Ohio from American Firefighters Cooperative, Inc., a corporation controlled by William L. Grilliot, President—Fire Service. The initial term of the lease ends on February 28, 2005. The base rent is $333 per year, payable in monthly installments. In addition, the Company must also pay American Firefighters Cooperative, Inc. all general and special assessments of every kind, as additional rent during the term of the lease. The annual rent paid was $335, $353, and $333 for the years ended December 31, 2001, 2002, and 2003, respectively.

13.    Segment Data

        The Company has three reporting segments: general industrial, fire service, and utility/high voltage. General Industrial offers products to a wide variety of industries, including manufacturing, agriculture, automotive, food processing and pharmaceutical industries and the military, under the North, Servus and Ranger brand names. The product offering includes respiratory protection, protective footwear, hand protection, eye, head and face protection, first aid, hearing protection and fall protection. The Company sells its general industrial products primarily through industrial distributors. Fire Service offers personal protection equipment for the fire service segment, providing firefighters head-to-toe protection. The product offering includes bunker gear, helmets, gloves and fireboots. The Company markets its products under the Total Fire Group umbrella, using the brand names of Morning Pride, Ranger, Servus and Pro-Warrington. The Company sells its fire service products primarily through specialized fire service distributors. Utility/High Voltage offers personal protection equipment for the utility/high voltage service segment under the Salisbury and Servus brands. The product offering includes gloves, sleeves, footwear and linemen equipment. The Company distributes its utility/high voltage products through specialized distributors and direct to utilities and electrical contractors.

        The following table presents information about the Company by segment:

	General Industrial	Fire Service	Utility/High Voltage	Corporate	Eliminations	Total
Year ended December 31, 2001
Net sales—third parties	$228,752	$46,761	$42,437	$—	$—	$317,950
Net sales—intersegment	7,721	—	538	—	(8,259)	—
Income from operations	11,668	6,408	11,440	(3,212)	—	26,304
Restructuring and merger-related charges	1,664	—	19	—	—	1,683
Interest expense	27,261	350	—	—	—	27,611
Income tax expense	2,277	24	—	—	—	2,301
Depreciation and amortization	17,481	895	911	508	—	19,795
Purchase of plant, property and equipment	5,375	193	1,365	—	—	6,933
Year ended December 31, 2002
Net sales—third parties	223,727	58,342	41,440	—	—	323,509
Net sales—intersegment	8,441	—	262	—	(8,703)	—
Income from operations	8,995	10,532	10,424	(3,511)	—	26,440
Restructuring and merger-related charges	9,269	—	—	—	—	9,269
Interest expense	23,078	214	—	—	—	23,292
Income tax expense	7,729	66	—	—	—	7,795
Depreciation and amortization	16,558	334	1,116	609	—	18,617
Purchase of plant, property and equipment	5,889	642	666	—	—	7,197
Total assets	284,895	25,614	18,061	—	(14,499)	314,071
Year ended December 31, 2003
Net sales—third parties	258,969	70,335	43,220	—	—	372,524
Net sales—intersegment	9,349	—	30	—	(9,379)	—
Income from operations	22,306	13,248	9,078	(3,780)	—	40,852
Interest expense	33,238	134	—	—	—	33,372
Income tax expense	1,600	85	—	—	—	1,685
Depreciation and amortization	10,611	367	1,161	610	—	12,749
Purchase of plant, property and equipment	6,040	592	800	—	—	7,432
Total assets	431,434	27,654	18,199	—	(98,598)	378,689

14.    Product Line Data

        The following table presents net sales of the Company by product line:

	Year ended December 31
	2001	2002	2003
Protective footwear	$63,671	$70,148	$87,026
Hand protection	66,904	64,657	79,211
Eye, head and face	27,290	27,862	32,526
Respiratory	50,164	44,252	49,299
Protective garments	37,267	42,362	51,679
First aid	13,277	12,725	14,246
Hearing protection	7,573	7,649	7,396
Fall protection	8,726	9,182	11,281
Lineman equipment	21,442	22,279	24,704
Other	21,636	22,393	15,156

	$317,950	$323,509	$372,524

15.    Geographic Data

        The following table presents information about the Company by geographic area:

	United States	Europe	Canada	Africa	Total Foreign	Elimination	Consolidated
Year ended December 31, 2001
Net sales	$242,856	$22,441	$61,884	$14,721	$99,046	$(23,952)	$317,950
Year ended December 31, 2002
Net sales	253,244	22,419	56,753	9,056	88,228	(17,963)	323,509
Long-lived assets	47,420	2,173	5,519	402	8,094	—	55,514
Year ended December 31, 2003
Net sales	272,699	43,295	62,086	12,503	117,884	(18,059)	372,524
Long-lived assets	42,649	17,751	6,465	524	24,740	—	67,389

16.    Subsidiary Guarantors

        All of the Company's direct or indirect 100% owned active domestic subsidiaries, fully, unconditionally, jointly and severally guarantee the Senior Credit Facility and the New Senior Subordinated Notes. Separate financial statements of the guarantor subsidiaries are not separately presented because, in the opinion of management, such financial statements are not material to investors. The non-guarantor subsidiaries include joint ventures, wholly owned subsidiaries of the Company organized under the laws of foreign jurisdictions and inactive subsidiaries, all of which are included in the consolidated financial statements. The following is summarized combining financial information for Norcross Safety Products L.L.C. on a stand alone basis (NSP), Norcross Capital Corp. (NCC), the guarantor subsidiaries of the Company and the non-guarantor subsidiaries of the Company.

	NSP	NCC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
December 31, 2003
Current assets:
Cash and cash equivalents	$15,863	$—	$(1,995)	$2,473	—	$16,341
Accounts receivable, net	7,839	—	25,269	20,183	—	53,291
Inventories	8,932	—	32,641	39,255	—	80,828
Deferred income taxes	—	—	—	30	—	30
Prepaid expenses and other current assets	1,916	—	1,149	768	—	3,833

Total current assets	34,550	—	57,064	62,709	—	154,323
Property, plant and equipment, net	5,979	—	29,310	20,924	—	56,213
Deferred financing costs, net	10,832	—	—	—	—	10,832
Goodwill, net	426	—	104,833	24,773	—	130,032
Other intangible assets, net	3,352	—	—	2,289	—	5,641
Due from NSP Holdings L.L.C.	16,113	—	—	—	—	16,113
Investment in subsidiaries	132,626	—	45,044	—	(177,670)	—
Deferred income taxes	—	—	—	—	—	—
Other noncurrent assets	—	—	3,610	1,925	—	5,535

Total assets	$203,878	$—	$239,861	$112,620	$(177,670)	$378,689

Current liabilities:
Accounts payable	$4,082	$—	$7,205	$6,870	—	$18,157
Accrued expenses	11,276	—	10,044	6,517	—	27,837
Deferred income taxes	—	—	—	—	—	—
Current maturities of long-term obligations	1,210	—	701	1,467	—	3,378

Total current liabilities	16,568	—	17,950	14,854	—	49,372
Pension, post-retirement and deferred compensation	—	—	23,664	654	—	24,318
Long-term obligations	251,313	—	634	1,867	—	253,814
Intercompany balances	(112,697)	—	57,122	55,575	—	—
Other noncurrent liabilities	—	—	407	23	—	430
Deferred income taxes	—	—	—	1,937	—	1,937
Minority interest	—	—	—	124	—	124

	138,616	—	81,827	60,180	—	280,623
Member's equity:
Contributed capital	116,060	—	159,509	47,073	(206,582)	116,060
Accumulated deficit	(64,791)	—	(19,425)	(9,487)	28,912	(64,791)
Accumulated other comprehensive loss	(2,575)	—	—	—	—	(2,575)

Total member's equity	$48,694	—	140,084	37,586	(177,670)	48,694

Total liabilities and member's equity	$203,878	$—	$239,861	$112,620	$(177,670)	$378,689

December 31, 2002
Current assets:
Cash and cash equivalents	$3,306	$—	$(2,381)	$837	$—	$1,762
Accounts receivable, net	9,528	—	25,087	14,686	—	49,301
Inventories	8,441	—	30,619	23,808	—	62,868
Deferred income taxes	—	—	—	—	—	—
Prepaid expenses and other current assets	1,410	—	950	808	—	3,168

Total current assets	22,685	—	54,275	40,139	—	117,099
Property, plant, and equipment, net	6,719	—	30,693	9,196	—	46,608
Deferred financing costs, net	—	—	4,528	—	—	4,528
Goodwill, net	426	—	104,833	17,528	—	122,787
Other intangible assets, net	3,107	—	2,260	—	—	5,367
Due from NSP Holdings L.L.C.	7,005	—	—	—	—	7,005
Investment in subsidiaries	22,693	—	26,930	—	(49,623)	—
Deferred income taxes	—	—	6,737	401	—	7,138
Other noncurrent assets	—	—	3,435	104	—	3,539

Total assets	$62,635	$—	$233,691	$67,368	$(49,623)	$314,071

Current liabilities:
Accounts payable	$3,023	$—	$6,576	$5,562	$—	$15,161
Accrued expenses	5,923	—	11,222	3,689	—	20,834
Deferred income taxes	—	—	1,910	—	—	1,910
Current maturities of long-term obligations	50,298	—	1,093	2,702	—	54,093

Total current liabilities	59,244	—	20,801	11,953	—	91,998
Pension, post-retirement, and deferred compensation	—	—	22,038	433	—	22,471
Long-term obligations	160,181	—	1,335	1,728	—	163,244
Intercompany balances	(186,311)	—	163,238	23,073	—	—
Other noncurrent liabilities	—	—	700	24	—	724
Deferred income taxes	—	—	4,827	1,286	—	6,113
Minority interest	—	—	—	—	—	—

	(26,130)	—	192,138	26,544	—	192,552
Member's equity:
Contributed capital	116,060	—	64,417	40,879	(105,296)	116,060
Accumulated deficit	(71,708)	—	(43,671)	(12,002)	55,673	(71,708)
Accumulated other comprehensive loss	(14,831)	—	6	(6)	—	(14,831)

Total member's equity	29,521	—	20,752	28,871	(49,623)	29,521

Total liabilities and member's equity	$62,635	$—	$233,691	$67,368	$(49,623)	$314,071

Year ended December 31, 2003
Third party	$67,991	$—	$194,654	$109,879		$372,524
Intercompany	7,698	—	4,400	10,856	(22,954)	—

Net sales	75,689	—	199,054	120,735	(22,954)	372,524
Cost of goods sold	49,712	—	132,134	82,113	(22,954)	241,005

Gross profit	25,977	—	66,920	38,622	—	131,519
Operating expenses:
Selling	3,181	—	20,543	13,153	—	36,877
Distribution	3,265	—	7,893	6,795	—	17,953
General and administrative	6,552	—	18,099	8,603	—	33,254
Amortization of other intangibles	231	—	2,259	93	—	2,583
Restructuring and merger-related charges	—	—	—	—	—	—

Total operating expenses	13,229	—	48,794	28,644	—	90,667

Income from operations	12,748	—	18,126	9,978	—	40,852
Other expense (income):
Interest expense	28,484	—	4,622	266	—	33,372
Interest income	(64)	—	—	(53)	—	(117)
Intercompany charges	(22,613)	—	1,432	6,296	14,885	—
Other, net	51	—	(881)	(172)	—	(1,002)

(Loss) income before income taxes and minority interest	6,890	—	12,953	3,641	(14,885)	8,599
Income tax expense (benefit)	(27)	—	381	1,331	—	1,685
Minority interest	—	—	—	(3)	—	(3)

Net (loss) income	$6,917	$—	$12,572	$2,313	$(14,885)	$6,917

Year ended December 31, 2002
Third party	$53,185	$—	$188,265	$82,059	$—	$323,509
Intercompany	7,408	—	11,795	10,560	(29,763)	—

Net sales	60,593	—	200,060	92,619	(29,763)	323,509
Cost of goods sold	40,008	—	131,467	64,455	(29,763)	206,167

Gross profit	20,585	—	68,593	28,164	—	117,342
Operating expenses:
Selling	2,580	—	19,192	8,668	—	30,440
Distribution	2,946	—	7,278	4,441	—	14,665
General and administrative	6,787	—	17,678	6,039	—	30,504
Amortization of other intangibles	216	—	3,023	—	—	3,239
Restructuring and merger-related charges	—	—	9,016	253	—	9,269
Zimbabwe subsidiary impairment charge	—	—	—	2,785	—	2,785

Total operating expenses	12,529	—	56,187	22,186	—	90,902

Income from operations	8,056	—	12,406	5,978	—	26,440
Other expense (income):
Interest expense	20,890	—	2,209	193	—	23,292
Interest income	(49)	—	(64)	(9)	—	(122)
Intercompany charges	(8,864)	—	8,868	4,608	(4,612)	—
Other, net	142	—	143	(614)	—	(329)

Income (loss) before income taxes and minority interest	(4,063)	—	1,250	1,800	4,612	3,599
Income tax expense	133	—	5,980	1,682	—	7,795
Minority interest	—	—	—	—	—	—

Net income (loss)	$(4,196)	$—	$(4,730)	$118	$4,612	$(4,196)

Year ended December 31, 2001
Third party	$46,169	$—	$181,892	$89,889	$—	$317,950
Intercompany	7,355	—	13,855	14,030	(35,240)	—

Net sales	53,524	—	195,747	103,919	(35,240)	317,950
Cost of goods sold	36,286	—	129,976	74,256	(35,240)	205,278

Gross profit	17,238	—	65,771	29,663	—	112,672
Operating expenses:
Selling	2,234	—	19,746	8,896	—	30,876
Distribution	2,978	—	7,199	4,855	—	15,032
General and administrative	6,191	—	15,871	5,813	—	27,875
Amortization of other intangibles	128	—	9,948	826	—	10,902
Restructuring and merger-related charges	324	—	1,090	269	—	1,683

Total operating expenses	11,855	—	53,854	20,659	—	86,368

Income from operations	5,383	—	11,917	9,004	—	26,304
Other expense (income):
Interest expense	24,846	—	2,186	579	—	27,611
Interest income	(117)	—	—	(201)	—	(318)
Intercompany charges	(15,301)	—	13,365	4,464	(2,528)	—
Other, net	21	—	(430)	775	—	366

(Loss) income before income taxes and minority interest	(4,066)	—	(3,204)	3,387	2,528	(1,355)
Income tax expense	25	—	575	1,701	—	2,301
Minority interest	—	—	—	435	—	435

Net (loss) income	$(4,091)	$—	$(3,779)	$1,251	$2,528	$(4,091)

Year ended December 31, 2003
Net cash (used in) provided by operating activities	$8,484	$—	$20,283	$(6,086)	$—	$22,681
Investing activities
Purchase of businesses, net of cash acquired	(559)	—	—	(18,198)	—	(18,757)
Purchase of property, plant and equipment	(1,467)	—	(3,434)	(2,531)	—	(7,432)
Proceeds from sale of property, plant, and equipment	—	—	578	—	—	578
Due from NSP Holdings L.L.C.	(9,108)	—	—	—	—	(9,108)

Net cash (used in) provided by investing activities	(11,134)	—	(2,856)	(20,729)	—	(34,719)
Financing activities
Payments for deferred financing costs	(13,711)	—	—	—	—	(13,711)
Proceeds from borrowings	286,539	—	—	—	—	286,539
Payments of debt	(217,973)	—	(1,094)	(1,266)	—	(220,333)
Net borrowings (repayments) under revolving credit facility	(29,262)	—	—	(1,698)	—	(30,960)
Intercompany	(10,386)	—	(21,945)	32,331	—	—

Net cash provided by (used in) financing activities	15,207	—	(23,039)	29,367	—	21,535
Effect of exchange rate changes on cash	—	—	5,998	(916)	—	5,082

Net (decrease) increase in cash and cash equivalents	12,557	—	386	1,636	—	14,579
Cash and cash equivalents at beginning of year	3,306	—	(2,381)	837	—	1,762

Cash and cash equivalents at end of year	$15,863	$—	$(1,995)	$2,473	$—	$16,341

Year ended December 31, 2002
Net cash provided by (used in) operating activities	$6,433	$—	$18,967	$(1,388)	$—	$24,012
Investing activities
Purchase of businesses, net of cash acquired	(3,481)	—	—	(7,050)	—	(10,531)
Purchase of property, plant, and equipment	(1,880)	—	(4,105)	(1,212)	—	(7,197)
Due from NSP Holdings L.L.C.	(1,437)	—	—	—	—	(1,437)
Proceeds from purchase price reduction	—	—	—	—	—	—
Other	—	—	60	(60)	—	—

Net cash used in investing activities	(6,798)	—	(4,045)	(8,322)	—	(19,165)
Financing activities
Payments for deferred financing costs	—	—	(44)	—	—	(44)
Proceeds from borrowings	2,000	—	(22)	2,586	—	4,564
Payments of debt	(900)	—	(791)	(564)	—	(2,255)
Net (repayments) borrowings under revolving credit facility	(9,000)	—	(1)	(2,428)	—	(11,429)
Intercompany	4,917	—	(9,063)	1,146	3,000	—
Capital contribution	3,000	—	(3,000)	6,000	(3,000)	3,000

Net cash provided by (used in) financing activities	17	—	(12,921)	6,740	—	(6,164)
Effect of exchange rate changes on cash	—	—	(2,014)	3,324		1,310

Net (decrease) increase in cash and cash equivalents	(348)	—	(13)	354	—	(7)
Cash and cash equivalents at beginning of year	3,654	—	(2,368)	483	—	1,769

Cash and cash equivalents at end of year	$3,306	$—	$(2,381)	$837	$—	$1,762

Year ended December 31, 2001
Net cash (used in) provided by operating activities	$2,715	$—	$17,404	$1,282	$—	$21,401
Investing activities
Purchase of businesses, net of cash acquired	—	—	141	(141)	—	—
Purchase of property, plant, and equipment	(1,591)	—	(4,408)	(934)	—	(6,933)
Proceeds from purchase price reduction	5,164	—	—	—	—	5,164
Due from NSP Holdings L.L.C.	(4,705)	—	—	—	—	(4,705)
Other	—	—	(359)	359	—	—

Net cash provided by (used in) investing activities	(1,132)	—	(4,626)	(716)	—	(6,474)
Financing activities
Payments for deferred financing costs	—	—	(703)	—	—	(703)
Proceeds from borrowings	—	—	—	—	—	—
Payments of debt	(961)	—	(1,650)	(1,618)	—	(4,229)
Net (repayments) borrowings under revolving credit facility	(6,000)	—	—	(2,005)	—	(8,005)
Intercompany	7,465	—	(10,244)	2,779	—	—
Capital contribution	—	—	—	—	—	—

Net cash provided by (used in) financing activities	504	—	(12,597)	(844)	—	(12,937)
Effect of exchange rate changes on cash	—	—	(801)	(233)	—	(1,034)

Net increase (decrease) in cash and cash equivalents	2,087	—	(620)	(511)	—	956
Cash and cash equivalents at beginning of year	1,567	—	(1,748)	994	—	813

Cash and cash equivalents at end of year	$3,654	$—	$(2,368)	$483	$—	$1,769

17.    Quarterly Results (Unaudited)

        The following tables contain selected unaudited consolidated statements of operations information for each quarter of 2002 and 2003. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	Year ended December 31, 2002
	Quarter ended December 31	Quarter ended September 28	Quarter ended June 29	Quarter ended March 30
Net sales	$83,923	$80,868	$84,280	$74,438
Gross profit	31,928	28,379	30,951	26,084
Net (loss) income	(9,019)	2,135	4,073	(1,385)
	Year ended December 31, 2003
	Quarter ended December 31	Quarter ended September 27	Quarter ended June 28	Quarter ended March 29
Net sales	$102,690	$93,022	$90,997	$85,815
Gross profit	34,190	33,449	33,118	30,762
Net income (loss)	7,100	$(6,671)	4,187	2,301

SIGNATURES

        Pursuant to the requirements of the Securities Exchange act of 1934, Norcross Safety Products L.L.C. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 19, 2004.

NORCROSS SAFETY PRODUCTS L.L.C.
By:	/s/ DAVID F. MYERS, JR. David F. Myers, Jr.
Executive Vice President, Chief Financial Officer, Secretary and Manager

        According to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities indicated on March 19, 2004.

Signatures	Capacity

/s/ ROBERT A. PETERSON Robert A. Peterson	President, Chief Executive Officer (Principal Executive Officer), and Manager
/s/ DAVID F. MYERS, JR. David F. Myers, Jr.	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer), Secretary, and Manager
/s/ STEPHEN J. BLEWITT Stephen J. Blewitt	Manager
/s/ JAY R. BLOOM Jay R. Bloom	Manager
Edward Levy	Manager
/s/ MARCUS D. WEDNER Marcus D. Wedner	Manager

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Norcross Capital Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 19, 2004.

NORCROSS CAPITAL CORP.
By:	/s/ ROBERT A. PETERSON Robert A. Peterson
President and Director (Principal Executive Officer)
By:	/s/ DAVID F. MYERS, JR. David F. Myers, Jr.
Vice President, Secretary (Principal Financial and Accounting Officer), and Director

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TABLE OF CONTENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
SIGNATURES